UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2021

Gage Growth Corp.

(formerly, Wolverine Partners Corp.)

(Exact name of issuer as specified in its charter)

N/A

(I.R.S. Employer Identification Number)

77 King Street West, Suite 400, Toronto, Ontario, Canada M5K 0A1

(Full mailing address of principal executive office)

(313) 771-5499

(Issuer’s telephone number, including area code)

ITEM 1.	MANAGEMENT DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 and 2020

(In United States Dollars unless otherwise indicated)

This Management Discussion and Analysis (“MD&A”) of the financial condition and results of operations of Gage Growth Corp. (formerly Wolverine Partners Corp.) (the “Corporation”) is for the three and six months ended June 30, 2021 and 2020 and was prepared as of September 27th, 2021. It is supplemental to, and should be read in conjunction with the condensed consolidated interim financial statements of the Company together with the related notes thereto for the three and six month periods ended June 30, 2021 and June 30, 2020, as well as our audited consolidated financial statements and accompanying MD&A for the year ended December 31, 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and, unless the context otherwise requires, includes its subsidiaries.

Financial information presented in this MD&A is presented in United States (“U.S.”) dollars (“$” OR “US$”), unless otherwise indicated in compliance with International Financial Reporting Standards. All percentages are calculated using the rounded numbers as they appear in the tables.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward-looking information (collectively referred to herein as “forward-looking statements”) within the meaning of applicable U.S. securities laws. Such forward-looking statements relate to the Corporation’s current expectations and views of future events or future performance. All statements other than statements of historical fact may be forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward-looking statements. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs.

Certain of the forward-looking statements and forward-looking information and other information contained herein concerning the cannabis industry and the general expectations of the Corporation concerning the cannabis industry and concerning the Corporation are based on estimates prepared by the Corporation using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Corporation believes to be reasonable. While the Corporation is not aware of any misstatement regarding any industry or government data presented herein, the cannabis industry involves risks and uncertainties that are subject to change based on various factors and the Corporation has not independently verified such third-party information.

Although the Corporation believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Corporation’s forward-looking statements are expressly qualified in their entirety by this cautionary statement. There are a number of factors that could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. See “Risk Factors” in this MD&A. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. Accordingly, readers should not place undue reliance on forward-looking statements contained in this MD&A. The Corporation undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. If the Corporation does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

SUMMARY OF FINANCIAL PERFORMANCE

	For the three months ended			For the six months ended
	June 30, 2021	March 31, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Revenue	26,408,291	17,614,686	11,471,375	44,022,977	16,986,108
Gross profit before fair value adjustments of inventory and biological assets	9,035,765	4,600,954	5,284,299	13,636,719	6,921,795
Gross profit % before fair value adjustments of inventory and biological assets	34.2%	26.1%	46.1%	31.0%	40.7%
Gross profit	8,809,447	5,035,030	5,422,625	13,844,477	7,232,517
Gross profit %	33.4%	28.6%	47.3%	31.4%	42.6%
Other data: (1)
Adjusted EBITDA	(1,972,085)	(3,773,195)	(344,477)	(5,745,280)	(2,596,590)

(1)	Adjusted EBITDA is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of this measure and a reconciliation to the nearest IFRS measure.

Second Quarter 2021 Financial Highlights

-	For the three months ended June 30, 2021, the Corporation generated sales of $26,408,291, compared to $17,614,686 for the three months ended March 31, 2021, an increase of 49.9% and $11,471,375 in the three months ended June 30, 2020, an increase of 130.2%.
-	The sales increase during the three months ended June 30, 2021 as compared to the three months ended March 31, 2021 was due to three months of operations of provisioning centers in Grand Rapids, Michigan. Kalamazoo, Michigan, and Battle Creek, Michigan, which opened in January, February, and April of 2021, respectively. This accounted for approximately $3.1 million of the increase. The Corporation also increased wholesale sales of flower, which accounted for approximately $1.9 million of the increase. In addition, the Corporation increased revenues related to exclusive Supply agreements with existing, non-affiliated retail stores, representing approximately $1.5 million of the increase.
-	The sales increase during the three months ended June 30, 2021 as compared to the three months ended June 30, 2020 was due to the factors noted above, as well as new provisioning centers in Lansing, Michigan and Traverse City, Michigan, which opened in May 2020 and July 2020, respectively.
-	Gross profit before the impact of biological assets for the three months ended June 30, 2021 increased to $9,035,765 from $4,600,954 for the three months ended March 31, 2021, an increase of $4,434,811 or 96.4%. The associated gross profit percentage prior to biological assets increased from 26.1% in the three months ended March 31, 2021 to 34.2% in the three months ended June 30, 2021. The quarter-over-quarter increase was due to favorability in product costs as well as a more favorable product mix.
-	Gross profit and gross profit percentage for the three and six months ended June 30, 2021 is not comparable to the same periods of the prior year due to the significant changes that have occurred in the business over this time period. As of June 30, 2021, three cultivation assets and eight provisioning centers were in operation as compared to two cultivation assets and four provisioning centers in operation as of June 30, 2020. The Corporation’s largest cultivation asset opened during the third quarter of 2020.
-	For the three months ended June 30, 2021, adjusted EBITDA was ($1,972,085), compared with ($3,773,195) for the three months ended March 31, 2021, an improvement of 47.7%, and ($344,477) for the three months ended June 30, 2020, a higher loss of 472.5%. Refer to Results from Operations section for further details regarding the drivers of the changes.

OVERVIEW OF THE CORPORATION

The Corporation was incorporated as Wolverine Partners Corp. under the Canada Business Corporations Act on November 22, 2017. On March 11, 2019, the Corporation filed articles of amendment to:

(i)	Re-designate the existing class of common shares as Subordinate Voting Shares, and to delete all the rights, privileges, restrictions and conditions attaching to the common shares. Each Subordinate Voting Share is entitled to one vote, entitled to receive dividends as declared by the board of directors and upon dissolution of the Corporation, shall be subject to the prior rights of other classes of shares;

(ii)	Create an unlimited number of shares of a class designated as Super Voting Shares which are redeemable by the Corporation. Each Super Voting Share is entitled to 50 votes at any meeting of shareholders, is not entitled to receive dividends and is subject to transfer restrictions, but have first priority for the return of the issue price over the distribution of assets upon the dissolution of the Corporation; and

(iii)	Create an unlimited number of shares of a class designated as Proportionate Voting Shares. Each Proportionate Voting Share will ultimately be converted to 50 votes in aggregate, shall have the right to receive dividends pari passu to the Subordinate Voting Shares, the right to convert at the option of the holder subject to certain restrictions and limitations. The Corporation also has the right to mandatory conversion of all Proportionate Voting Shares under certain conditions upon the listing of the Subordinate Voting Shares. As of the date of this MD&A, the Corporation has not issued any Proportionate Voting Shares.

The Corporation’s principal assets and businesses are in the cannabis industry, predominately in the State of Michigan, USA. Other than three private placements of common shares which raised an aggregate of $9,705,187 in 2018 and the granting of 3,650,000 options to directors, officers, contractors and advisors, the Corporation remained largely inactive until January 2019 when it entered into membership interest transfer restriction and succession agreements, service agreements, credit facilities, lease agreement and licensing agreements (collectively “Affiliate Agreements”) with AEY Holdings, LLC (“AEY Holdings”), AEY Thrive, LLC, AEY Thrive Enterprises, LLC, AEY Capital, LLC (“AEY Capital”), 3 State Park, LLC (“3 State”), Pure Releaf SP Drive, LLC, and Buena Vista Real Estate, LLC (collectively, the “License Holders”). The Corporation terminated the agreement with Buena Vista Real Estate LLC in February 2021. Through these Affiliate Agreements, the Corporation took on the commitment of various licensed retail and cultivation leased premises, which were then sub-leased to the various License Holders. Since then, the Corporation has continued to acquire leases, land, brands and provides administrative and financial support to the License Holders engaged in cultivating, processing and retail sales of cannabinoid-based products. The Corporation is poised to become a dominant vertically integrated cannabis support company in Michigan.

On April 25, 2019, Spartan LLC entered into a license and packaging agreement, a retail license agreement and a support agreement with Cookies Creative Consulting & Promotions, LLC (“Cookies”), pursuant to which Spartan LLC has licensed certain intellectual property related to the Cookies brand for use in manufacturing, cultivation and retail activities in the State of Michigan.

The Corporation assisted the License Holders with the opening of their first cultivation facility in Warren, Michigan in June 2019. After a pilot run, the facility started commercial growing in September 2019. The License Holders currently have two additional cultivation facilities in operation, including one that is in the process of being outfitted with onsite processing capabilities. In addition, the License Holders have plans for an expansion of its third cultivation facility in Monitor Township, Michigan, by the end of calendar 2021. Taken together, these facilities will total approximately 28 acres of land with total canopy for cultivation of 150,000+ square feet.

The License Holders use 100% hydroponic cultivation methods in small batches to ensure sustainable and responsible operations and focus on growing the most sought-after genetics in Michigan. The License Holders’ product portfolio consists of but is not limited to flower, edibles, vapes and concentrates. They offer both proprietary and white label products as well as exclusive third-party brand rights, including premier brands like Gage, Cookies, Lemonnade, Runtz, O.penVAPE, Minntz, Craft Reserve, Grandiflora, Firefly, Bakked , Blue River, Redemption, KKE, and Pure Beauty.

The Corporation assisted a License Holder with the opening of its first provisioning center in Ferndale, Michigan in September 2019. In October 2019, the License Holders opened their second provisioning center in Adrian, Michigan. The provisioning centers sell products under the brand name “Gage”. The License Holders currently operate ten provisioning centers including locations in Detroit and Kalamazoo (both are Cookies branded stores), Ferndale, Lansing, Adrian, Grand Rapids, Traverse City, Jackson, Battle Creek, and Burton. All of the provisioning centers are licensed to serve the medical cannabis market, with seven of the provisioning centers having licenses to serve the adult-use market. The Grand Rapids and Kalamazoo provisioning centers, both of which hold a medical and adult-use license, opened during the first quarter of 2021. The Battle Creek provisioning center opened in April of 2021. The Jackson and Burton provisioning centers opened in August of 2021. The Corporation has plans to end calendar 2021 with 15 to 20 provisioning centers in operation, serving both the medical and adult-use markets, and expects to serve over 90% of the Michigan population within a one-hour drive of its provisioning centers.

On November 3, 2020, the Corporation, in combination with other parties, signed a Shareholder Agreement in order to incorporate Cookies Retail Canada Corp (“Cookies Canada”). As part of the Shareholder Agreement, the Corporation received 80% of the Common Shares of the new entity. As part of the license agreement with Cookies signed April 2019, the Corporation held certain rights to sell Cookies branded products within Ontario, Canada. The Corporation signed an amendment to the contract to transfer these rights to the newly formed Cookies Retail Canada Corp. Cookies Canada intends to open two dispensaries within Canada during 2021. No Canadian dispensaries were opened as of the time of this MD&A.

On January 27, 2021, the Corporation completed an offering (the “Reg A Offering”) of Subordinate Voting Shares pursuant to Regulation A Tier 2, of the U.S. Securities Act. Pursuant to the Reg A Offering, the Corporation issued an aggregate of 28,571,400 Subordinate Voting Shares at a price of $1.75 per share and issued 23,757,145 warrants to purchase Subordinate Voting Shares at a price of $2.60 per share for a period of 3 years. The Corporation received aggregate gross proceeds of approximately $50 million.

On April 6, 2021, the Corporation was officially listed and began trading on the Canadian Securities Exchange (the “CSE”), having the ticker symbol GAGE.

The Corporation is operating in a relatively new industry and market. In addition to being subject to general business risks, it must continue to build brand awareness and market share through significant investments in its strategy, people, provisioning centers, cultivation capacity, quality assurance and compliance with regulations.

Accordingly, there is no assurance that the cannabis industry and the market for medicinal and/or adult-use cannabis will continue to exist and grow as currently estimated or anticipated, or function and evolve in the manner consistent with management’s expectations and assumptions. Any event or circumstance that adversely affects the cannabis industry, such as the imposition of further restrictions on sales and marketing or further restrictions on sales in certain areas and markets could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The rulemaking process for cannabis operators at the state level in any state will be continuously evolving and result in frequent changes. Notwithstanding the Corporation’s and License Holders’ efforts, regulatory compliance and the process of obtaining regulatory approvals can be costly and time-consuming. No assurance can be given that the License Holders the Corporation supports will receive the requisite licenses, permits or cards to operate their businesses.

In addition, local laws and ordinances could restrict the Corporation’s business activity. Although legal under the laws of the states in which the Corporation’s business will operate, local governments have the ability to limit, restrict, and ban cannabis businesses from operating within their jurisdiction. Land use, zoning, local ordinances, and similar laws could be adopted or changed, and have a material adverse effect on the Corporation’s business. It is possible that laws or regulations may be enacted in the future that will be directly applicable to the Corporation’s business. The Corporation cannot predict the nature of any future laws, regulations, interpretations or applications, nor can the Corporation determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on the Corporation’s business.

The Corporation is aware that multiple states are considering special taxes or fees on businesses in the cannabis industry. Further, multiple bills have been proposed at a federal level within the United States to deschedule and federally tax the sale of cannabis. At this time, it is a potential yet unknown risk that other states are in the process of reviewing such additional fees and taxation. This could have a material adverse effect upon the Corporation’s business, results of operations, financial condition or prospects.

Corporation’s Performance and Objectives

The Corporation and the License Holders’ cannabis business is currently limited to the State of Michigan, with the objective of becoming a support service to vertically integrated cannabis companies that can control the entire supply chain from cultivation, to oil extraction and other value-added cannabis products to be sold for medical and adult-use through the License Holder’s licensed provisioning centers or by direct delivery to customers. The Corporation, through an 80% owned entity “Cookies Retail Canada”, intends to begin the sale of Cookies branded cannabis products within Ontario during 2021. Within the United States, the Corporation intends to continue to establish itself as the preeminent vertically integrated cannabis company within the state of Michigan prior to expanding to other states.

Business Overview

The Corporation provides support services to License Holders which are vertically integrated with cultivation, processing and medical and recreational provisioning center operations in the state of Michigan. Gage’s retail products are comprised of premium cannabis flower and cannabis products, including concentrates, edibles and vaporizer products. Its top products include a broad range of flower products brands including Cookies, Gage, and Lemonnade branded strains of flower. In addition, the Corporation through the License Holders offers a wide variety of concentrate, edibles and vaporizer products. The License Holders sell cannabis products for the medical and adult-use retail market through the Corporation’s existing provisioning centers and are currently seeking additional medical and adult-use licenses to expand the Corporation’s provisioning center footprint within the state of Michigan with plans to operate fifteen to twenty provisioning centers by the end of calendar 2021. As of June 30, 2021, the Corporation operated eight provisioning centers, all of which held medical licenses and five of which held adult-use licenses. Subsequent to June 30, 2021, the Corporation through the license holders opened two additional provisioning centers located in Jackson, Michigan, and Burton, Michigan, which hold both medical and adult-use licenses.

The Corporation provides support services to the License Holders which operate three cultivation facilities within the state of Michigan with approximately 70,000 square feet of cultivation assets, approximately ½ of this capacity began its growing operations in September of 2020. In addition, the Corporation has plans through the License Holders to expand to over 150,000 square feet of cultivation assets by the end of calendar 2021. Also, in 2020, the Corporation has entered into agreements with third-party run cultivation facilities to grow flower for the License Holders, who began receiving product from these third-party facilities in early 2021. In total, these agreements should allow the Corporation through the License Holders to significantly expand flower growing capacity.

As of the date of this MD&A, the Corporation, through the License Holders, has entered into twelve contract grow agreements (the “Grow Agreements”) with ten third party Michigan cannabis license holders (“Contract Growers”) pursuant to which each Contract Grower will cultivate certain products, including “Gage” and “Cookies” branded products. According to the Grow Agreements, the License Holders will provide certain cannabis genetics and advise on cannabis grow processes and quality control standards. Each Contract Grower will be responsible for its own facility and cultivation processes. Additional production coming from each Contract Grower will enable the Corporation to significantly increase the product availabilities across its provisioning centers as well as meeting the consumer demand.

The Corporation is currently in process of completing the construction of its processing facility located in Monitor Township, Michigan. The processing facility will primarily be used to produce the Corporation’s in-house concentrate products. Today, the Corporation is purchasing the majority of the concentrate products from third parties which results in compressed margins. The completion of the construction is expected to occur in fourth quarter of 2021. On February 21, 2021, the Corporation through its subsidiary Spartan Partners Licensing entered into a brand and technology agreement with Blue River, a solvent-less cannabis extract company. The contract will allow the Corporation to produce and sell certain Blue River branded products and will provide the Corporation with specialized processing technology.

CONSOLIDATED ENTITIES

The Corporation reports results of operations of its affiliates from the date that the Corporation enters into various support services agreements with its affiliates. The following selected financial information includes only the results of the operations after the Corporation established such support services agreements with affiliates. Accordingly, the information included below may not be representative of the results of operations if such affiliates had included their results of operations for the entire reporting period.

The consolidated financial statements of the Corporation for the three and six months ended June 30, 2021 and June 30, 2020 include the accounts of the Corporation and its affiliates as follows:

Name of Corporation	Place of Incorporation / Operation	Functional Currency	Ownership %
Gage Growth Corp. (formerly Wolverine Partners Corp.)	Canada	CAD	100%
Cookies Retail Canada Corp.	Canada	CAD	80%
Gage Innovations Corp.	Canada	CAD	100%
Spartan Partners Corporation	United States	USD	100%
Spartan Partners Holdings, LLC	United States	USD	51.3%
Spartan Partners Services, LLC	United States	USD	51.3%
Spartan Partners Properties, LLC	United States	USD	51.3%
Spartan Partners Licensing, LLC	United States	USD	51.3%
Mayde US LLC	United States	USD	51.3%
Rivers Innovations, Inc.	United States	USD	100%
Rivers Innovations US South LLC	United States	USD	100%
RI SPE 1 LLC	United States	USD	100%

The Corporation through its 51.3% subsidiary, Spartan Partners Holdings LLC, provides support services to the following License Holders through the Affiliate Agreements, and holds no financial or economic interests in these license holding companies. For financial reporting purposes, the Corporation is considered to control a subsidiary when it is exposed, or has rights, to variable returns from its involvement with the subsidiary and can affect those returns through its power over the subsidiary. On January 31, 2019, the Corporation entered into Membership Interest Transfer Restriction and Succession Agreements with five affiliated licensed entities, which were executed in connection with the subsidiary’s extension of credit to the licensed entities along with, among other things, the assumption of certain lease agreements, The Corporation’s management has assessed that it has the ability to direct relevant activities which could significantly affect and impact the economic benefits derived from its contractual relationship with the affiliated licensed entities. Consequently, the Corporation includes these entities in its consolidation but has allocated the net loss and comprehensive loss in these entitles to non-controlling interest:

Name of Corporation	Place of Incorporation / Operation	Functional Currency	Ownership & Economic Interest (%)
AEY Holdings LLC	United States	USD	0%
AEY Thrive, LLC	United States	USD	0%
AEY Capital, LLC	United States	USD	0%
3 State Park, LLC	United States	USD	0%
Buena Vista Real Estate, LLC	United States	USD	0%
Pure Releaf SP Drive, LLC	United States	USD	0%

The Corporation reports results of operations of its affiliates from the date that control commences. Control exists when the Corporation has the power, directly and indirectly, to govern the financial and operating policies of an entity and is exposed to the variable returns from its activities. The following selected financial information includes only the results of operations after the Corporation established control of its affiliates. Accordingly, the information included below may not be representative of the results of operations if such affiliates had included their results of operations for the entire reporting period.

SELECTED INTERIM FINANCIAL INFORMATION

Review of the Financial Results for the Three Months Ended June 30, 2021 and June 30, 2020

The following table sets forth information regarding Gage Growth Corp.’s Consolidated Financial Statements for the periods presented, which were prepared in accordance with IFRS and should be read in conjunction with the corresponding audited annual consolidated financial statements and related notes.

	Three Months Ended
	June 30, 2021	June 30, 2020
	$	$
Revenue	$26,408,291	$11,471,375
Cost of goods sold	(17,372,526)	(6,187,076)
Fair value adjustment on sale of inventory	(810,396)	(2,488,481)
Fair Value adjustment on growth of biological assets	584,078	2,626,807
Gross profit before impact of biological assets	9,035,765	5,284,299
Gross profit % before impact of biological assets	34.2%	46.1%
Total operating expenses	14,806,587	8,607,530
Net operating loss	(5,997,140)	(3,184,905)
Net loss	(9,423,251)	(2,942,990)
Net loss and comprehensive loss	(9,730,510)	(4,860,535)
Net loss attributable to the Corporation	(3,853,254)	(4,262,815)
Loss per share (basic and diluted)	(0.07)	(0.03)
Net loss attributable to the Corporation per-share (basic and diluted)	(0.03)	(0.05)
Cash, end of period	32,805,441	4,051,163
Total Assets	$107,744,914	$64,432,285

Review of the Financial Results for the Quarters Ended June 30, 2021 and 2020

Revenue

Revenue for the three months ended June 30, 2021 was $26,408,291 as compared to $11,471,375 in the comparable period of the prior year. The bulk of the increase in revenue of $14,936,916 or 130.2% over the prior year was due primarily to organic growth that resulted from the opening of four new provisioning centers over the trailing twelve months as well as one new provisioning center in the three months ended June 30, 2020. The additional sales from the provisioning centers were supported by the opening of the Monitor cultivation facility during the trailing twelve months. In addition, the Company also recognized revenue related to wholesale sales of approximately $2.4 million and recognized revenue related to exclusive supply agreements with existing provisioning centers of approximately $1.5 million.

Gross Profit before impact of biological assets

Gross profit and gross profit percentage for the three months ended June 30, 2021 is not comparable to the same period of the prior year due to the significant changes that have occurred in the business over this time period.  As of June 30, 2021, three cultivation assets and eight provisioning centers were in operation as compared to two cultivation assets and four provisioning centers in operation as of June 30, 2020.  A more relevant comparison which reflects the current business trends is gross profit for the three months ended June 30, 2021 of $9,035,765 or 34.2% of revenue as compared to $4,600,954 or 26.1% of revenue in the three months ended March 31, 2021.  The sequential quarter increase in gross profit of $4,434,811 or 96.4 % resulted from the increase in top line sales from Q1 2021 to Q2 2021. During the period, the Corporation gained the full benefit of the Kalamazoo and Grand Rapids provisioning centers, which were opened during the first quarter, in addition to the opening of the Battle Creek, Michigan provisioning center. The Company also increased wholesale sales of flower and initiated sales under exclusive supply agreements with existing facilities, representing approximately $1.9 million and $1.5 million of sales increases. On these top-line sales, the Corporation experienced improved sales mix to higher margin products and reduced input costs, driving significantly increased gross profit percentage on the improved revenue.

Total Expenses

Total operating expenditures were $14,806,587 (or 56.1% of revenue) for the three months ended June 30, 2021 as compared to $8,607,530 (or 75.0% of revenue) in the comparable period of 2020. The increase from the prior year was primarily due to the significant ramp up of the License Holders’ provisioning centers from four in the second quarter of 2020 to eight in the second quarter of 2021 and the costs for the cultivation facilities from two in the second quarter of 2020 to three in the second quarter of 2021, with the addition being the Monitor facility, which is the largest cultivation location and has the highest output. These operational changes drove substantial increases in general and administrative expenses and sales and marketing expenses. In addition, the Corporation is increasing its infrastructure to support the planned increase in the number of License Holders’ provisioning centers, expansion of the existing cultivation facilities and the addition of a processing facility in 2021.

For a detailed breakdown of general administration and sales and marketing expenses, please reference notes 10 and 11 of the Condensed Interim Consolidated Financial Statements.

Operating Profit (Loss)

The Corporation’s net operating loss was $5,997,140 for the three months ended June 30, 2021 compared to an operating loss of $3,184,905 in the same period of 2020. The increase in the loss of $2,812,235 when compared to the prior year’s quarter is primarily due to higher expenditures associated with increased operations as discussed above.

LIQUIDITY AND CAPITAL RESOURCES

The Corporation’s primary need for liquidity is to fund working capital requirements of the business operations, capital expenditures primarily for expansion of cultivation facilities, processing lab and new dispensaries, acquisitions, and for general corporate purposes. The Corporation is an early-stage growth company.

During the fourth quarter of 2020, the Corporation initiated an offering (the “Reg A Offering”) of Subordinate voting shares pursuant to Regulation A Tier 2, of the U.S. Securities Act. Pursuant to the Reg A Offering, the Corporation issued an aggregate of 28,571,400 Subordinate Voting Shares at a price of $1.75 per share and issued 23,757,145 warrants to purchase Subordinate voting shares at a price of $2.60 per share for a period of 3 years. The Corporation received aggregate gross proceeds of $50 million. This offering was completed on January 27, 2021.The Corporation received proceeds of $41 million related to this offering prior to December 31, 2020, with an additional $9 million of proceeds received prior to March 31, 2021.

The Corporation’s primary sources of liquidity are gross profits generated by sales to retail customers at the provisioning centers as well as funds generated through financing activities including the issuing of equity from private placements as well as utilizing its fixed assets, specifically land and building, to generate debt financing. The Corporation’s ability to fund its operations, to make planned capital expenditures, and to make planned acquisitions, depends on its future operating performance and cash flows, which are subject to prevailing economic and regulatory conditions and financial, business, and other factors, some of which are beyond the Corporation’s control.

The Corporation expects that its cash on hand and cash flows from operations will be adequate to meet its operational needs for the next 12 months. The Corporation intends to raise funds through sale and leasebacks, debt, or equity raises to allow for further capital expansion

Working Capital

The Corporation’s financial position and liquidity as of June 30, 2021, consisted of an ending cash position of $32,805,441, with no bank debt. At December 31, 2020, the Corporation had $45,455,583 of cash and no bank debt.

As of June 30, 2021, the Corporation had working capital of $23,109,344 (current assets minus current liabilities), compared with $38,945,004 of working capital as of December 31, 2020.

The Corporation has undiscounted contractual obligations as outlined below.

	Total	Less than 1 year	1 year - 3 years	3 years - 5 years	Over 5 years
Accounts payable and accrued liabilities	18,275,093	18,275,093	-	-	-
Lease liabilities	21,083,387	2,545,516	5,057,261	4,572,325	8,908,285
Note payable	4,321,860	1,004,004	2,940,188	37,668	-
Debentures payable	2,957,511	2,957,511	-	-	-
Property purchase payable	4,605,450	1,914,429	1,586,935	1,104,086	-
Total	51,333,417	27,071,553	9,584,384	5,714,079	8,908,285

We note that the Corporation has sufficient cash to meet all contractual obligations in the current year. The Corporation further intends to use working capital to expand production capacity through the expansion of existing cultivation centers and increase the number of provisioning centers through the purchase of property or existing provisioning centers.

Cash Flow

The following table summarizes the sources and uses of cash for the six months ended June 30, 2021 and June 30, 2020:

	Six months ended
	June 30,
	2021	2020
	$	$
Net loss for the period	$(20,219,287)	$(6,018,440)
Net cash used in operating activities	(10,002,104)	(1,134,033)
Net cash used in investing activities	(9,291,383)	(281,779)
Net cash provided by (used in) financing activities	5,929,170	(1,239,304)
Net decrease in cash and cash equivalents	(13,364,317)	(2,655,116)
Effect of currency translation	714,175	(2,999,712)
Cash and cash equivalents, beginning of period	45,455,583	9,705,991
Cash and cash equivalents, end of period	$32,805,441	$4,051,163

Operating Activities

During the six months ended June 30, 2021, operating activities used $10,002,104 of cash, primarily resulting from a net loss of $20,219,287, which was partially offset by net non-cash expenses of $9,610,614 and net cash used in changes in operating assets and liabilities of $606,569. Non-cash expenses were driven by the impact of share-based payments of $5,105,960, depreciation and amortization of $1,687,896, change in fair value of investments of $1,375,225, and non-cash interest expense of $1,524,810.

During the six months ended June 30, 2020, operating activities used $1,134,033 of cash, primarily resulting from a net loss of $6,018,440 and net cash used in changes in operating assets and liabilities of $540,454, which was significantly offset by non-cash expenses of $5,424,861. Cash used in operating assets and liabilities was driven by an increase in inventory of $4,191,355, which was partially offset by increases in accounts payable and accrued liabilities of $2,290,068 and current tax payable of $1,038,500. Non-cash expenses were driven by share-based payments of $3,992,874, depreciation and amortization of $932,498, and deferred tax expense of $776,406.

Investing Activities

During the six months ended June 30, 2021, investing activities used $9,291,383 of cash primarily due to the purchase of property, plant, and equipment of $8,235,267

During the six months ended June 30, 2020, investing activities used $281,779 of cash. This was due to the purchase of property plant and equipment of $6,305,607, the addition of intangible assets of $274,166, and the change in deposits for property acquisition of $202,006, which was largely offset by the redemption of term deposits of $6,500,000 during the period.

Financing Activities

During the six months ended June 30, 2021, financing activities provided $5,929,170 of cash, primarily due to cash received as part of the Reg A Offering of $7,284,247. This was partially offset by lease liability payments of $1,264,135 made during the period.

During the six months ended June 30, 2020, financing activities used $1,239,304, mostly due to lease assignment payments of $900,000 and lease liability payments of $237,234.

Off-Balance Sheet Arrangements

As of the date of this filing, the Corporation does not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Corporation, including, and without limitation, such considerations as liquidity and capital resources.

Capital Management

The Corporation’s objectives when managing capital are to ensure sufficient liquidity to support its financial obligations and to execute its operating and strategic plans, managing healthy liquidity reserves and access to capital.

The Corporation manages its capital structure and makes required adjustments based on the funds available to support business development. In order to carry out the planned business development and pay for administrative costs, the Corporation utilizes its existing working capital and seeks to raise additional capital, as needed. There were no changes in the Corporation’s approach to capital management during the period ended June 30, 2021. The Corporation is not subject to externally imposed capital restrictions.

The Corporation raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Corporation, is reasonable. The Corporation plans to use existing funds, as well as funds from future debt and equity raises as well as the gross profit from the future sales of its products, to fund operations and expansion activities.

Going Concern

The consolidated financial statements were prepared on a going concern basis, which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business.

Management is of the opinion the continued operations of the Corporation are dependent on its ability to generate future cash flows from operations and obtain additional funding through external financing to deliver on its business plan. There is a risk that financing will not be available on a timely basis or on terms acceptable to the Corporation.

The consolidated financial statements do not give effect to any adjustments which would be necessary should the Corporation be unable to continue operations. Management has assessed that it has sufficient working capital and access to funding for the Corporation to continue operations for the next fiscal year, however due to potential uncertainties described above going concern disclosure has been included in the consolidated financial statements.

NON-IFRS FINANCIAL MEASURES

Adjusted EBITDA is a financial measure that is not defined under IFRS. The Corporation uses this non-IFRS financial measure and believes it enhances an investor’s understanding of the Corporation’s financial and operating performance from period to period because it excludes certain material non-cash items and certain other adjustments management believes are not reflective of the Corporation’s ongoing operations and performance.

The Corporation calculates adjusted EBITDA as net income as reported adjusted to exclude the impact of the following items:  fair value adjustment on sale of inventory, fair value adjustment on growth of biological assets, provision for income taxes, foreign exchange (gain) loss, change in fair value of investments, interest expense, share-based compensation, depreciation and amortization, impairment loss, (gain) loss on financial instruments and other non-recurring items expenses, including non-recurring legal fees, costs associated with the public listing, impairment, and reorganization costs. The Corporation reports adjusted EBITDA to help investors assess the operating performance of its business. The financial measure noted above is a metric that has been adjusted from the IFRS net income measure to provide readers with a normalized metric in removing non-recurring, irregular and one-time items that may make comparisons to prior periods less meaningful. Other companies in the Corporation’s industry may calculate these measures differently than the Corporation does, limiting their usefulness as comparative measures.

Adjusted EBITDA Table

	3 months ended
	June 30	March 31	June 30
	2021	2021	2020
Net Loss (IFRS)	($9,423,251)	($10,796,036)	($2,942,990)

Add (Deduct) Impact of:
Fair value adjustment on sale of inventory	$810,396	$63,591	$2,488,481
Fair value adjustment on growth of biological assets	($584,078)	($497,667)	($2,626,807)
Provision for Income Taxes	$1,844,110	$1,151,960	$1,253,548
Foreign Exchange (Gain) Loss	($402,261)	$236,982	($2,151,263)
Change in fair value of investments	$1,735,992	($360,767)	$602,874
Interest Expense	$814,504	$710,306	$49,883
Share-based compensation	$1,479,938	$3,626,022	$2,666,672
Depreciation and Amortization	$785,386	$902,510	$312,082
Costs associated with public listing	$1,533,413	$567,534	-
Impairment loss	-	$145,690	-
Loss on financial instruments	($566,234)	$476,680	$3,043
Total Adjustments	$7,451,166	$7,022,841	$2,598,513

Adjusted EBITDA (Non-IFRS)	($1,972,085)	($3,773,195)	($344,477)

Adjusted EBITDA

The increase in adjusted EBITDA for the three-month period ended June 30, 2021 of a loss of ($1,972,085) as compared to the three-month period ended March 31, 2021 of ($3,773,195) was primarily due to the decrease in net loss of $1,372,785. This was due to improved gross margin before the impact of biological assets over the period (from 26.1% to 34.2%), due largely to favorable sales mix and favorability in product costs. This was partially offset by a decrease in share-based compensation of $2,146,084, primarily due to one-time grants incurred in the three months ended March 31, 2021 that was not repeated during the three months ended June 30, 2021.

The decrease in Adjusted EBITDA for the three-month period ended June 30, 2021 as compared to the three-month period ended June 30, 2020 from ($344,477) to ($1,972,085) was primarily due to operational scale up, which caused additional expenditures, most notably relating to operating expenses. These included costs associated with the scale-up of the business, including costs to acquire additional properties, certain costs associated with the opening of additional provisioning centers, and costs to scale up cultivation facilities.

TRENDS IN CASH FLOW, CAPITAL EXPENDITURES AND OPERATING EXPENSES

Summary of Quarterly Results

	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019
Revenue	26,408,291	17,614,686	10,488,245	12,406,054	11,471,375	5,514,733	1,467,126	451,121
Net loss	(9,423,251)	(10,796,036)	(14,528,300)	(9,259,373)	(2,942,990)	(3,075,450)	(14,528,301)	(38,171,369)
Loss per share (basic and diluted)	(0.07)	(0.08)	(0.13)	(0.09)	(0.03)	(0.03)	(0.13)	(0.54)

Drivers of Results of Operations

Revenue

The Corporation derives its revenue from cannabis products which the License Holders grow and harvest through cultivation facilities and sell to customers through provisioning centers as well as through wholesale sales. The Corporation assisted a License Holder with the opening of its first provisioning center in Ferndale, Michigan in September 2019 and second provisioning center in Adrian, Michigan in October 2019. During 2020, the Corporation assisted License Holders with the opening of three provisioning centers. The Corporation has increased its revenue through the start-up of two new provisioning centers during the three months ended March 31, 2021, and one new provisioning center during the month ended June 30, 2021. As of June 30, 2021, the Corporation through the License Holders had eight provisioning centers operating. The License Holders have plans to open seven to twelve more provisioning centers by the end of calendar year 2021. The Corporation through the license holders is in the process of building out the second phase of its third cultivation facility which the Corporation expects to be operational during calendar 2021.

Cost of Goods Sold

The Corporation’s Cost of Goods Sold includes the costs directly attributable to product sales and includes amounts paid to produce finished goods, such as cultivation supplies as well as packaging and other supplies, fees for testing services and processing, rent, utilities, and related costs. To supplement its current cultivation capacity, it purchases wholesale flower, concentrates and other cannabis related products. Cannabis costs are affected by various state regulations that limit the sourcing and procurement of cannabis products, which may create fluctuations in margins over comparative periods as the regulatory environment changes. During the period ended June 30, 2021, the Corporation continued to focus on executing sustainable profitable growth of the Corporation’s base business by expanding its cultivation facilities as well as its provisioning centers.

Total Expenses

Total Expenses include corporate infrastructure required to support ongoing business, sales and marketing expenses to accelerate sales at the provisioning centers, depreciation and amortization of the building and equipment for the Corporation’s facilities, and share-based payments to align efforts of management and staff with shareholders.

Sales and marketing costs support the efforts of the provisioning centers to attract retail customers and build customer loyalty to the Corporation’s brands. The Corporation expects sales to increase at a higher rate, compared to most sales and marketing costs. General and administrative expenses represent costs incurred at the Corporation’s facilities including the License Holders’ cultivation and provisioning centers. These expenses primarily relate to personnel costs, including salaries, incentive compensation, benefits, professional service costs, including legal and accounting, licensing costs, facilities costs including security and office expenses. The Corporation expects to continue to invest in this area to support the Corporation’s aggressive expansion plans and to support the increasing complexity of the cannabis business. Furthermore, to support the Corporation’s expansion plans as well as its status as newly a publicly traded company, the Corporation anticipates a commensurate increase in compensation expenses related to recruiting and hiring talent, accounting, legal and professional fees.

Provision for Income Taxes

The Corporation is subject to federal income taxes and state income taxes in the jurisdictions in which it operates and, consequently, income tax expense is a function of the allocation of taxable income by legal entity and the various activities that impact the timing of taxable events. The Corporation is subject to the limits of IRC Section 280E under which the Corporation is only allowed to deduct expenses directly related to cost of producing the products or cost of products. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E and results in a higher effective tax rate than most industries.

RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

The Corporation’s key management personnel have authority and responsibility for overseeing, planning, directing and controlling the activities of the Corporation. Key management personnel include members of the Board of Directors, Chief Executive Officer/President and Chief Financial Officer. Compensation of key management personnel may include short-term and long-term benefits. Short-term benefits include salaries and bonuses. Share-based compensation includes warrants and stock options vested during the year.

Compensation provided to key management for the three months ended June 30, 2021 and June 30, 2020 is as follows.

	June 30, 2021	June 30, 2020
Salaries and benefits	223,720	189,038
Share-based payments	459,152	2,046,914
Total	682,872	2,692,956

SUBSEQUENT EVENTS

The following subsequent events have been updated through September 27, 2021.

(a)	On July 2nd, the Corporation entered into an agreement with KKE Licensing MI, LLC, to allow Gage to utilize certain licensing and branding owned by KKE in their operations. As part of this agreement, the Corporation granted KKE a total of 780,727 warrants, with 390,364 vesting on the agreement date of July 2nd, 2021, and 390,363 warrants vesting on July 2nd, 2022. The warrants have an exercise price equal to the closing market price of the shares as of closing on the day prior to issuance, which was $2.10 denominated in US dollars.

(b)	On August 31, 2021, the Company entered into a definitive arrangement agreement (“the Agreement”) with Terrascend Corp (“Terrascend”). Under the terms of the Agreement, Terrascend will acquire all issued and outstanding subordinate voting shares through a court-approved plan of arrangement under the Canada Business Corporations Act. Shareholders of Gage will receive .3001 of Terrascend common shares for each Gage Share (or equivalent) held.

SHARE CAPITAL

As of June 30, 2021, and December 31, 2020, the Corporation had share capital of $100,520,599 and $89,669,811, respectively. The share capital at each point in time was comprised of Subordinate Voting Shares. In addition, as of June 30, 2021 and December 31, 2020 the Corporation had reserve for share exchange of $58,969,446 which was for the issuance of Super Voting Shares. Following are the shares outstanding as of June 30, 2021.

•	138,170,864 Subordinate Voting Shares; and

•	1,500,000 Super Voting Shares

And the following dilutive equity instrument outstanding:

•	1,500,000 Exchangeable Units which are exchangeable into 75,000,000 Subordinate Voting Shares;

•	15,792,461 stock options of which 8,514,009 are exercisable;

•	28,398,495 warrants of which 26,187,495 were vested as of June 30, 2021

As of the date of this MD&A, the Corporation has the following shares outstanding:

•	138,413,363 Voting Shares; and

•	1,500,000 Super Voting Shares

And the following dilutive equity instruments outstanding:

•	1,500,000 Exchangeable Units which are exchangeable into 75,000,000 Subordinate Voting Shares;

•	15,839,061 stock options of which 8,647,887 are exercisable;

•	29,179,222 warrants of which 28,788,859 were vested

Regulatory Compliance

The Corporation monitors the applicable rules and regulations of the State of Michigan, where it provides support to affiliated cannabis license-holders. The Corporation maintains a database and tracks each license or permit held by its License Holders, showing the renewal date, inspection schedules, and the results of any regulatory inspection reports. The Corporation will also monitor any action taken by its License Holders in response to a change of governing regulations or suggestions from regulators. For certainty, the Corporation is not subject to any cannabis-specific licensing requirements or cannabis-specific regulatory frameworks in any U.S. state.

The Corporation has employed an experienced team of professionals knowledgeable in regulatory and corporate compliance to oversee its activities. Gage has obtained legal advice from U.S. legal counsel regarding: (a) compliance with applicable state regulatory frameworks; and (b) potential exposure and implications arising from U.S. federal law, but does not have a formal legal opinion on such matters. The Corporation’s legal compliance team continually monitors and reviews correspondence and changes to, and updates of, rules or regulatory policies impacting the operation of the businesses carried on by its affiliated license-holders in each U.S. state in which they have operations. The Corporation legal compliance team has also implemented internal policies and procedures at corporate and subsidiary levels designed to mitigate any lapses in its overall infrastructure, and facilitate compliance with relevant laws and regulations.

On December 9, 2020, AEY Capital, LLC (“AEY Capital”) received a complaint from the Michigan Marijuana Regulatory Agency (the “MRA”) relating to the return of certain cannabis products by AEY Capital to a cannabis processor. On February 18, 2021, AEY Capital and representatives from the MRA held a remote compliance conference. The MRA is currently reviewing the complaint in light of the submissions by AEY Capital. The Corporation expects such complaint to be dismissed. However, a finding of non-compliance by the MRA could result in the suspension of one or more licenses held by AEY Capital. Notwithstanding the foregoing, the Corporation believes that its License Holders’ businesses are in compliance with the licensing requirements and regulatory frameworks enacted in Michigan.

RISK FACTORS

Risks related to the Cannabis Industry

Cannabis remains illegal under federal law

Cannabis is illegal under federal law. Although the Corporation’s cannabis-related activities are permitted by state law in the states where the Corporation engages in and intends to engage in business, these activities remain illegal under federal law. Cannabis remains a Schedule 1 controlled substance under federal law, and the penalties for violating the CSA are very serious and, depending on the quantity of cannabis involved, may include criminal penalties of up to twenty (20) years in prison and/or a fine of up to US$2 million. In addition, the federal government can seize and seek the civil forfeiture of the real or personal property used to facilitate the sale of cannabis as well as the money or other proceeds received in connection with such sale.

The United States Department of Justice has not historically devoted resources to prosecuting individuals whose conduct is limited to possession of small amounts of marijuana for use on private property but relied on state and local law enforcement to address marijuana activity. In the event the department of justice reverses stated policy and begins strict enforcement of the CSA in states that have laws legalizing medical marijuana and recreational marijuana in small amounts, there may be a direct and adverse impact to the Corporation and its revenue and profits.

Federal regulation of cannabis in the United States

Investors are cautioned that in the United States, cannabis is largely regulated at the state level. To date, a total of 35 states, in addition to Washington D.C., Puerto Rico, the U.S. Virgin Islands, the Northern Mariana Islands and Guam have legalized some form of whole-plant cannabis cultivation, sales, and use for certain medical and/or adult-use purposes. Thirteen (13) additional states have legalized low- THC/high-CBD extracts for select medical conditions.

Notwithstanding the permissive regulatory environment of cannabis at the state level, cannabis continues to be categorized as a Schedule 1 controlled substance under the CSA in the United States and as such, remains illegal under U.S. federal law.

As a result of the conflicting views between state legislatures and the federal government regarding cannabis, investments in cannabis businesses in the United States are subject to inconsistent legislation and regulation. The response to this inconsistency was addressed in the memorandum which then Deputy Attorney General James Cole sent to all United States district attorneys (the “Cole Memorandum”) acknowledging that, notwithstanding the designation of cannabis as a controlled substance at the federal level in the United States, several states had enacted laws relating to cannabis for medical purposes.

The Cole Memorandum outlined the priorities for the United States Department of Justice (the “DOJ”) relating to the prosecution of cannabis offenses. In particular, the Cole Memorandum noted that in jurisdictions that have enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. Notably, however, the DOJ never provided specific guidelines for what regulatory and enforcement systems it deemed sufficient under the Cole Memorandum standard. In light of limited investigative and prosecutorial resources, the Cole Memorandum concluded that the DOJ should be focused on addressing only the most significant threats related to cannabis. States where medical cannabis had been legalized were not characterized as a high priority.

In 2017, then newly appointed Attorney General Jeff Sessions again noted limited federal resources and acknowledged that much of the Cole Memorandum had merit. However, in 2018, Mr. Sessions issued the “Sessions Memorandum”, which rescinded and superseded the Cole Memorandum. The Sessions Memorandum stated, in part, that current law reflects “Congress’ determination that cannabis is a dangerous drug and cannabis activity is a serious crime”, and Mr. Sessions directed all U.S. Attorneys to enforce the laws enacted by Congress and to follow well-established principles when pursuing prosecutions related to cannabis activities as set out in chapter 9-27.000 of the U.S. Attorneys’ Manual. The inconsistency between federal and state laws and regulations is a major risk to the Corporation’s business.

As a result of the Sessions Memorandum, federal prosecutors are now free to utilize their prosecutorial discretion to decide whether to prosecute cannabis activities despite the existence of state-level laws that may be inconsistent with federal prohibitions. However, the Cole Memorandum’s principles remain well respected, and the federal government under Sessions’ tenure prosecuted no state law compliant entities. Sessions resigned in late 2018. The new Attorney General William Barr testified in his confirmation hearing that he will not upset “settled expectations”, “investments”, or other “reliance interest[s]” arising as a result of the Cole Memorandum, and that he does not intend to use federal resources to enforce federal cannabis laws in states that have legalized cannabis “to the extent people are complying with the state laws.”

Medical cannabis is currently further protected against enforcement by enacted legislation from United States Congress in the form of the Blumenauer-Farr Amendment, which similarly prevents federal prosecutors from using federal funds to impede the implementation of medical cannabis laws enacted at the state level, subject to Congress restoring such funding. If such funding were ever restored, actions which were previously protected could be subject to prosecution if they are within the statute of limitations.

Due to the dual sovereign nature of American government, the federal government can assert criminal violations of U.S. federal law despite state law. There have not been publicized instances of any state-legal cannabis operations being prosecuted absent claims that the operation is also violating state law. Nonetheless, the level of prosecutions of state-legal cannabis operations is entirely unknown. If the DOJ policy were to change course and aggressively pursue financiers or equity owners of cannabis-related business, and United States Attorneys followed such DOJ policies through pursuing prosecutions, then the Corporation could face (i) seizure of its cash and other assets used to support or derived from its cannabis subsidiaries, (ii) the arrest of its employees, directors, officers, managers and investors, and charges of ancillary criminal violations of the CSA for aiding and abetting and conspiring to violate the CSA by virtue of providing financial support to cannabis companies that service or provide goods to state-licensed or permitted cultivators, processors, distributors, and/or retailers of cannabis; and/or (iii) barring employees, directors, officers, managers and investors who are not U.S. citizens from entry into the United States for life.

The DOJ or an aggressive federal prosecutor could allege that the Corporation and its Board of Directors and, potentially its shareholders, “aided and abetted” violations of U.S. federal law by providing finances and services to its portfolio cannabis companies. Under these circumstances, it is possible that a federal prosecutor would seek to seize the assets of the Corporation, and to recover the “illicit profits” previously distributed to shareholders resulting from any of the foregoing financing or services. In these circumstances, the Corporation’s operations would cease, shareholders may lose their entire investment and directors, officers and/or shareholders may be left to defend any criminal charges against them at their own expense and, if convicted, may be sent to federal prison.

The Blumenauer-Farr Amendment was included in the fiscal year 2018 budget passed on March 23, 2018 and the consolidated appropriations bill signed into legislation in February 2019. The Blumenauer-Farr Amendment was also included in the consolidated appropriations bill signed into legislation by President Trump on December 20, 2019 and remained in effect until September 30, 2020. On October 1, 2020, the Amendment was renewed through the signing of a stopgap spending bill, effective through December 11, 2020. Should the Blumenauer-Farr Amendment not be renewed upon expiration in subsequent spending bills there can be no assurance that the federal government will not seek to prosecute cases involving medical cannabis businesses that are otherwise compliant with state law.

Such potential proceedings could involve significant restrictions being imposed upon the Corporation or on the Corporation’s business, revenues, operating results and financial condition as well as the Corporation’s reputation, even if such proceedings were concluded successfully in favor of the Corporation.

Additionally, there can be no assurance as to the position any new administration may take on cannabis and a new administration could decide to enforce the U.S. federal laws strongly. Any enforcement of current U.S. federal laws could cause significant financial damage to the Corporation and its shareholders. Further, future presidential administrations may want to treat cannabis differently and potentially enforce the U.S. federal laws more aggressively.

Violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on the Corporation, including its reputation and ability to conduct business, its holding (directly or indirectly) of cannabis licenses in the United States, the listing of its securities on various stock exchanges, its financial position, operating results, profitability or liquidity or the market price of its publicly traded shares. In addition, it is difficult to estimate the time or resources that would be needed for the investigation of any such matters or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

Blumenauer-Farr Amendment

The Blumenauer-Farr Amendment, as discussed above, prohibits the DOJ from spending funds appropriated by Congress to enforce the tenets of the CSA against the medical cannabis industry in states which have legalized such activity. This amendment has historically been passed as an amendment to omnibus appropriations bills, which by their nature expire at the end of a fiscal year or other defined term. The Blumenauer-Farr Amendment will expire with the Fiscal Year 2021 on September 30, 2021. At such time, the Corporation expects it to be included in the Fiscal Year 2022 omnibus appropriations package or a continuing budget resolution, but its inclusion or non-inclusion, as applicable, is subject to political changes.

U.S. state regulatory uncertainty

The rulemaking process for cannabis operators at the state level in any state will be ongoing and result in frequent changes. As a result, a compliance program is essential to manage regulatory risk. All operating policies and procedures implemented by the Corporation will be compliance-based and derived from the state regulatory structure governing ancillary cannabis businesses and their relationships to state-licensed or permitted cannabis operators, if any. Notwithstanding the Corporation’s efforts, regulatory compliance and the process of obtaining regulatory approvals can be costly and time-consuming. No assurance can be given that the Corporation will receive the requisite licenses, permits or cards to operate its businesses.

In addition, local laws and ordinances could restrict the Corporation’s business activity. Although legal under the laws of the states in which the Corporation’s business will operate, local governments have the ability to limit, restrict, and ban cannabis businesses from operating within their jurisdiction. Land use, zoning, local ordinances, and similar laws could be adopted or changed, and have a material adverse effect on the Corporation’s business. It is possible that laws or regulations may be enacted in the future that will be directly applicable to the Corporation’s business. The Corporation cannot predict the nature of any future laws, regulations, interpretations or applications, nor can the Corporation determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on the Corporation’s business.

The Corporation is aware that multiple states are considering special taxes or fees on businesses in the cannabis industry. It is a potential yet unknown risk at this time that other states are in the process of reviewing such additional fees and taxation, which could result in changes in the state in which the Corporation operates. This could have a material adverse effect upon the Corporation’s business, results of operations, financial condition or prospects.

Potential re-classification of Cannabis in the United States

If cannabis is re-categorized as a Schedule II or lower controlled substance, the ability to conduct research on the medical benefits of cannabis would most likely be improved; however, rescheduling cannabis may materially alter enforcement policies across many federal agencies, primarily the FDA. The FDA is responsible for ensuring public health and safety through regulation of food, drugs, supplements, cosmetics and other similar products, pursuant to its enforcement authority set forth in the United States Federal Food Drug and Cosmetic Act (the “FDCA”). The FDA’s responsibilities include regulating the ingredients, as well as the marketing and labeling, of drugs sold in interstate commerce. Because cannabis is federally illegal to produce and sell, and because it has no federally recognized medical uses, the FDA has historically deferred enforcement related to cannabis to the Drug Enforcement Administration (“DEA”); however, the FDA has enforced the FDCA with regard to hemp-derived products, especially CBD, sold outside of state-regulated cannabis businesses.

If cannabis were to be rescheduled to a federally controlled, yet legal, substance, the FDA would likely play a more active regulatory role. In the event that cannabis becomes subject to FDA regulation, the pharmaceutical industry may directly compete with state-regulated cannabis businesses for market share, and the pharmaceutical industry may urge the DEA, the FDA, and others to enforce the CSA and FDCA against businesses that comply with state but not federal law. The potential for multi-agency enforcement could threaten or have a materially adverse effect on existing cannabis businesses whose operations are compliant with applicable state laws, including the Corporation.

Additionally, the FDA may issue rules and regulations including good manufacturing practices, related to the growth, cultivation, harvesting and processing of medical cannabis. Clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where medical-use cannabis is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, the impact on the cannabis industry is unknown, including what costs, requirements and possible prohibitions may be enforced. If the Corporation is unable to comply with the regulations or registration as prescribed by the FDA it may have an adverse effect on the Corporation’s business, operating results and financial condition.

United States federal and state law inconsistencies

Ultimately, in the absence of an official policy statement from the Biden Administration, the position of the federal government on state-level legalization of adult-use and medical cannabis remains unclear. The U.S. Attorney General has the authority to instruct federal prosecutors to prosecute businesses and individuals engaged in the production, processing and sale of cannabis. However, on December 20, 2019, President Trump signed into law the “Consolidated Appropriations Act, 2020”, which provides that the Department of Justice may not use any funds made available under the Appropriations Act to prevent the implementation of medical marijuana laws by various states and territories. This provision is applicable only to medical marijuana laws, and not adult-use laws. This distinction, along with the absence of an official policy by the Biden Administration could result in the inability of the Corporation to conduct its business, as well as criminal and/or civil actions against the Corporation, its directors, officers, employees and investors, as well as other participants in the cannabis industry. Accordingly, these are substantial risks and there is no guarantee that the Corporation will be successful in operating without interference or prohibition by the federal government.

Failure of cannabis legislation to pass in certain states

The Corporation’s business model depends on the legalization of cannabis, for medical and/or adult-use, at the state level. It is possible that legislation in certain states in which the Corporation may wish to operate could fail to obtain the necessary votes and fail to pass. Such inability for states to pass such legislation could materially impact the Corporation’s future growth prospects. If a state passes legislation to legalize cannabis for medical and/or adult-use, the state may subsequently pass legislation to implement the law and potentially address any details not addressed in the legalizing statute or constitutional amendment itself. It is possible that such implementing legislation could be drafted in such a way as to make the Corporation’s operations more challenging and costly.

Federal cannabis law pre-emption

It is possible that the federal government could pass legislation legalizing cannabis for medical and/or adult-use in the future. Such federal legislation would preempt similar legislation, and/or similar legalization efforts, including existing state laws. The Corporation’s operations could be subject to new federal laws and regulations, which are currently unknown and could have a material adverse effect upon the Corporation’s business, results of operations, financial condition or prospects.

Prosecution of the Corporation’s directors, officers, employees, and investors

The Corporation, directly or through subsidiary or affiliated business entities, is involved in the cannabis market. Cannabis is classified federally as a Schedule I narcotic. While cannabis could be re-scheduled under the CSA, no such action has been taken as of the date of this MD&A. Accordingly, it is currently a felony to grow, cultivate, distribute, sell, or use cannabis. As a result, the Corporation may be deemed to be aiding and abetting illegal activities through its activities and the services that it provides. In addition, it is possible that investors of the Corporation could be subject to section 356 of the USA Patriot Act, which amended the Bank Secrecy Act to require broker-dealers to monitor for, and report, suspicious activity (also known as “SAR” reporting). As a result, the Corporation may be subject to actions by law enforcement authorities, which would materially and adversely affect its business.

Extensive regulation and taxation

The Corporation’s services and customers are expected to be subject to federal, state, county, local and other regulations that are subject to change without notice. In addition, there may be other legal, tax and/or regulatory changes that the Corporation may or may not be able to foresee that may materially affect the Corporation. The process of complying with any regulations that may be imposed could, among other unknown risks, take a significant period of time and require the expenditure of substantial resources.

High application and registration fees

Licenses may be required for the Corporation to operate in regulated cannabis markets in certain states. Increasingly, states and many cities and counties are imposing costly application and licensing fees. These fees may prevent the Corporation from being able to operate in desirable locations.

Competition

The Corporation will face intense competition from other companies, some of which have longer operating histories and more financial resources and manufacturing and marketing experience than the Corporation. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of the Corporation.

In the event of additional states passing legislation and/or constitutional amendments legalizing cannabis for medical and/or personal use, the Corporation could face additional competitive pressures, which could adversely impact its operational and financial success. Because of the early stage of the industry in which the Corporation operates, the Corporation expects to face additional competition from new entrants. If the number of users of adult-use cannabis in the states in which the Corporation will operate its business increases, the demand for products will increase and the Corporation expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products.

Further, notwithstanding the legal and regulated market for the growth, cultivation, distribution, and retail sale, there will likely continue to be unlicensed individuals and/or organizations involved in the sale of cannabis that choose to operate illegally and outside of the regulated operating environment.

To remain competitive, the Corporation will require a continued high level of investment in research and development, marketing, sales and client support. The Corporation may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of its operations.

Competition with criminal enterprises

The Corporation’s operations may be a source of competition with current criminal enterprises dealing in cannabis, including drug cartels. As a result, the operations of the Corporation may be an ongoing target of attacks specifically designed to impede the success of its products, and it may be exposed to various levels of criminal interference and other risks and uncertainties including terrorism, violence, hostage taking and other drug gang activities. The nature of the Corporation’s operations may also make the Corporation subject to greater risks of theft and greater risks as to property security. These conditions could lead to lower productivity and higher costs, which would adversely affect results of operations and cash flow of the Corporation. Such conditions could have a material impact on the investment returns of the Corporation.

Opposition from pharmaceutical and other industries

The medical marijuana industry could face a material threat from the pharmaceutical industry, should marijuana displace other drugs or encroach upon the pharmaceutical industry’s products. The pharmaceutical industry is well funded with a strong and experienced lobby that eclipses the funding of the medical marijuana movement. Any inroads the pharmaceutical industry could make in halting or impeding the marijuana industry could have an adverse impact on the Corporation’s business.

Restricted international border access

As cannabis remains illegal under United States federal law, non-United States citizens who are employed by or investing in legal and licensed cannabis companies could face detention, denial of entry or lifetime bans from the United States for their business associations with United States or Canadian cannabis businesses. Entry happens at the sole discretion of the United States Customs and Border Protection (the “USCBP”) officers on duty, and such officers have wide latitude to ask questions in determining the admissibility of a foreign national.

As a result, the Canadian government has started warning travelers on its website that previous use of cannabis, or any substance prohibited by United States federal laws, could mean denial of entry to the United States. In addition, business or financial involvement in the legal cannabis industry in Canada or in the United States could also be reason enough for USCBP officers to deny entry to the United States. In reaction to the then-impending legalization of cannabis in Canada, the USCBP released a statement outlining its current position with respect to enforcement of United States federal laws. The statement specified that Canada’s legalization of cannabis would not change the USCBP's enforcement of United States federal laws regarding controlled substances and, because cannabis continues to be a controlled substance under the CSA, working in or facilitating the proliferation of the cannabis industry in states in the United States or Canada where cannabis is legal may affect admissibility to the United States.

Certain of the Corporation’s directors, officers and employees are Canadian citizens, and may be subject to denials or bans from entry into the United States by USCBP officers due to their service or employment with the Corporation. In the event that any such directors, officers or employees are hindered or otherwise prevented from entering the United States, either in one instance or permanently, their ability to provide services to the Corporation could be materially hindered, which could have a material adverse effect on the Corporation's business. In addition, the Corporation’s ability to attract qualified candidates for positions with the Corporation may be diminished by the prospect of a denial or ban from entry into the United States, which could have a material adverse effect on the Corporation's business

Restricted access to banking and ability to access public and private capital

In February 2014, FinCEN issued the FinCEN Memorandum outlining the pathways for financial institutions to bank state-sanctioned cannabis businesses in compliance with federal enforcement priorities. The FinCEN Memorandum echoed the enforcement priorities of the Cole Memorandum and states that in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. Under these guidelines, financial institutions must submit a SAR in connection with all cannabis- related banking activities by any client of such financial institution, in accordance with federal money laundering laws. These cannabis-related SARs are divided into three categories – cannabis limited, cannabis priority, and cannabis terminated – based on the financial institution’s belief that the business in question follows state law, is operating outside of compliance with state law, or where the banking relationship has been terminated, respectively. Despite the foregoing, most banks do not accept deposit funds from state-sanctioned cannabis businesses. As a result, businesses involved in the cannabis industry in the U.S. often have difficulty accessing the U.S. banking system and traditional financing sources.

In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses. As a result, the Corporation may have limited or no access to banking or other financial services in the United States. In addition, federal money laundering statutes and Bank Secrecy Act regulations discourage financial institutions from working with any organization that sells a controlled substance, regardless of whether the state it resides in permits cannabis sales. The inability or limitation in the Corporation’s ability to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Corporation to operate and conduct its business as planned or to operate efficiently.

While the Corporation may not be able to obtain bank financing in the U.S. or financing from U.S. federally regulated entities, it does currently have access to equity financing through private markets in Canada and the US. The Corporation has, and expects to continue to have, access to equity and debt financing from the prospectus exempt (private placement) markets in Canada and the U.S. The Corporation also has relationships with sources of private capital that could be accessed at a higher cost of capital.

Lack of access to U.S. bankruptcy protections

Because the use of cannabis is illegal under U.S. federal law, many courts have denied cannabis businesses bankruptcy protections, thus making it very difficult for lenders to recoup their investments in the cannabis industry in the event of a bankruptcy. If the Corporation were to experience a bankruptcy, there is no guarantee that U.S. federal bankruptcy protections would be available, which would have a material adverse effect on the Corporation’s business, financial position or results of operations.

Policy shifts of Canadian clearing and depository services

It had been reported in Canada that the Canadian Depository for Securities Limited was considering a policy shift that would see its subsidiary, CDS Clearing and Depository Services Inc. (“CDS”), refuse to settle trades for cannabis issuers that have investments in the United States. CDS is Canada’s central securities depository, clearing and settling trades in the Canadian equity, fixed income and money markets. The TMX Group, the owner and operator of CDS, subsequently issued a statement on August 17, 2017 reaffirming that there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the United States, despite media reports to the contrary and that the TMX Group was working with regulators to arrive at a solution that will clarify this matter, which would be communicated at a later time.

On February 8, 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (“MOU”) with Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange, and the TSXV.5 The MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the United States. The MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the United States. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented at a time when the securities of the Corporation are listed on an applicable stock exchange, it would have a material adverse effect on the ability of holders of such securities to make and settle trades. In particular, the securities would become highly illiquid until an alternative was implemented and investors would have no ability to effect a trade of such securities through the facilities of the applicable stock exchange.

Regulatory scrutiny of the Corporation’s interests in the United States

The Corporation’s existing operations in the United States, and any future operations or investments, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in the United States or Canada, including the Securities and Exchange Commission (the “SEC”), the Financial Industry Regulatory Authority (“FINRA”), state securities administrators, or other regulators, due to its status as a cannabis-related business.

As a result, the Corporation may be subject to significant direct and indirect interaction with public agencies. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Corporation’s ability to operate or invest in the United States or any other jurisdiction, in addition to those described herein.

Constraints on marketing products

The development of the Corporation’s business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by government regulatory bodies. The regulatory environment in the United States limits the Corporation’s ability to compete for market share in a manner similar to other industries. If the Corporation is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Corporation’s sales and operating results could be adversely affected.

Unfavorable tax treatment of cannabis businesses

Under Section 280E (“Section 280E”) of the United States Internal Revenue Code of 1986 as amended (the “U.S. Tax Code”), “no deduction or credit shall be allowed for any amount paid or incurred during the taxable year in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of schedule I and II of the Controlled Substances Act) which is prohibited by Federal law or the law of any state in which such trade or business is conducted.” This provision has been applied by the U.S. Internal Revenue Service to cannabis operations, prohibiting them from deducting expenses directly associated with the sale of cannabis. Section 280E therefore has a significant impact on the retail side of cannabis, but a lesser impact on cultivation and manufacturing operations. A result of Section 280E is that an otherwise profitable business may, in fact, operate at a loss, after taking into account its U.S. income tax expenses.

No assurance can be given that the Corporation’s interpretation of the existing Federal income tax laws and Treasury Regulations will not be challenged by the Internal Revenue Service (the “IRS”), resulting in an increase in taxable income or a decrease in allowable deductions. In recent years, numerous changes to the Code have been enacted. These changes have affected marginal tax rates, personal exemptions, itemized deductions, depreciation and amortization rates, and other provisions of the Code. There can be no assurance that the present federal income tax treatment of an investment in the Corporation will not be adversely affected by future legislative, judicial or administrative action. Any modification or change in the Code or the regulations promulgated thereunder, or any judicial decision, could be applied retroactively to an investment in the Corporation. In view of this uncertainty, prospective investors are urged to consider ongoing developments in this area and consult their advisors concerning the effects of such developments on an investment in the Corporation in light of their own personal tax situations.

Accordingly, there are various complex federal, state and local tax considerations associated with an investment in the Corporation. The summary of these considerations set forth in this Memorandum is not intended as a substitute for careful tax planning. The income tax consequences of an investment in the Corporation are complex and will not be the same for all taxpayers.

Risk of challenge by the IRS

No assurance can be given that Corporation’s interpretation of the existing federal income tax laws and treasury regulations will not be challenged by the IRS. An IRS challenge to the Corporation’s interpretation of existing tax law could result in an increase in taxable income or a decrease in allowable deductions.

Moreover, there can be no assurance that some of the deductions claimed or positions taken by the Corporation may not be successfully challenged by the IRS. The Corporation will consider taking all deductions and positions for which there is support, even though it may be aware that the IRS might not agree. An audit of the Corporation’s tax return may result in the disallowance of certain deductions, an increase in the Corporation’s gross or taxable income and an audit of the income tax or information returns of the investors that could result in adverse adjustments.

The Corporation will not seek a ruling from the IRS with respect to any tax matters described in this memorandum, and it is unlikely that such a ruling could be obtained, if sought.

Risk of civil asset forfeiture

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

Anti-money laundering and similar regulations

The Corporation will be required to comply with Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA PATRIOT Act”) and any relevant regulations and any other applicable U.S. or other laws or regulations, including regulations promulgated by the Department of Treasury’s Office of Foreign Assets Control (“OFAC”). The Corporation may be required to obtain a detailed verification of the identity of each investor in the Corporation, the identity of any beneficial owner of any such investor, and the source of funds used to subscribe for securities in the Corporation. Each prospective investor shall be required to represent that it is not a prohibited person (a “Prohibited Person”), as defined by the USA PATRIOT Act, United States Executive Order 13224, and other relevant legislation and regulations, including regulations promulgated by OFAC.

Should an investor in the Corporation’s securities refuse to provide any information required for verification purposes, the Corporation may cause the redemption of the securities held by any such investor. The Corporation may request such additional information from prospective investors as is necessary in order to comply with the USA Patriot Act, United States Executive Order 13224, and other relevant U.S. or other anti-money laundering legislation and regulations, including regulations promulgated by OFAC.

The Corporation, by written notice to any investor, may redeem the securities held by such investor if the Corporation reasonably deems it necessary to do so in order to comply with the USA Patriot Act, United States Executive Order 13224, and any other relevant anti-money laundering legislation and regulations, including regulations promulgated by OFAC, applicable to the Corporation, or any of its subsidiaries, or if so ordered by a competent U.S. or other court or regulatory authority

In addition, the federal money laundering law applies to a business engaged in cannabis sales even if such sales are lawful under state law, because cannabis continues to be a Schedule I substance under federal law and such business almost certainly would qualify as a continuing criminal enterprise under federal law. The money laundering law can be used to punish persons engaged in facilitating an unlawful activity by using its proceeds, and consequences under the federal money laundering law can include fines up to US$500,000, twenty (20) years in prison and forfeiture of the assets involved. Accordingly, although the DOJ and the Treasury Department have issued guidelines requiring vigorous monitoring of cannabis businesses and directed prosecutors and regulators to focus only on those cases where banks have failed to adhere to the guidance, the risk of federal prosecution remains.

In the event that any of the Corporation’s license agreements, or any proceeds thereof, in the United States were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could be materially adverse to the Corporation and, among other things, could restrict or otherwise jeopardize the ability of the Corporation to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada.

United States tax classification of the Corporation

The Corporation, which is and will continue to be a Canadian corporation as of the date hereof, generally would be classified as a non-United States corporation under general rules of United States federal income taxation. Section 7874 of the U.S. Tax Code, however, contains rules that can cause a non-United States corporation to be taxed as a United States corporation for United States federal income tax purposes. Under section 7874 of the U.S. Tax Code, a corporation created or organized outside the United States. (i.e., a non-United States corporation) will nevertheless be treated as a United States corporation for United States federal income tax purposes (such treatment is referred to as an “Inversion”) if each of the following three conditions are met (i) the non-United States corporation acquires, directly or indirectly, or is treated as acquiring under applicable United States Treasury Regulations, substantially all of the assets held, directly or indirectly, by a United States corporation or United States partnership (a “U.S. Domestic Entity”), (ii) after the acquisition, the former equity holders of the acquired U.S. Domestic Entity hold at least 80% (by vote or value) of the shares of the non-United States corporation by reason of holding equity interests of the acquired U.S. Domestic Entity, and (iii) after the acquisition, the non-United States corporation’s expanded affiliated group does not have substantial business activities in the non- United States corporation’s country of organization or incorporation when compared to the expanded affiliated group’s total business activities (clauses (i) – (iii), collectively, the “Inversion Conditions”).

For this purpose, “expanded affiliated group” means a group of corporations where (i) the non-United States corporation owns stock representing more than 50% of the vote and value of at least one member of the expanded affiliated group, and (ii) stock representing more than 50% of the vote and value of each member is owned by other members of the group. The definition of an “expanded affiliated group” includes partnerships where one or more members of the expanded affiliated group own more than 50% (by vote and value) of the interests of the partnership.

The Corporation does not expect to be treated as a United States corporation for United States federal income tax purposes under section 7874 of the U.S. Tax Code; however, if the Corporation is treated as having engaged in an Inversion, it would be subject to United States federal income tax on its worldwide income. For Canadian tax purposes, the Corporation is expected, regardless of any application of section 7874 of the U.S. Tax Code, to be treated as a Canadian resident company (as defined in the Income Tax Act (Canada) (the “ITA”)) for Canadian income tax purposes. As a result, the Corporation will be subject to taxation in Canada. If the Corporation is treated as a United Sates corporation for purposes of United States federal income tax law under seciton 7874 of the U.S. Tax Code, the Corporaiton would be subject to taxation both in Canada and the United States which could have a material adverse effect on its financial condition and results of operations.

It is unlikely that the Corporation will pay any dividends on the Subordinate Voting Shares, Proportionate Voting Shares and Super Voting Shares in the foreseeable future.

Dividends received by U.S. shareholders will not be subject to U.S. withholding tax but will be subject to Canadian withholding tax. Any such dividends may qualify for a reduced rate of withholding tax under the Canada-United States tax treaty. In addition, a foreign tax credit or a deduction in respect of foreign taxes may not be available.

Hemp and hemp-based products

Until recently, hemp (defined by the U.S. government as cannabis sativa L. with a THC concentration of not more than 0.3 percent on a dry weight basis) and hemp’s extracts were illegal Schedule I controlled substances under the CSA (except mature stalks, fiber produced from the stalks, oil or cake made from the seeds, and any other compound, manufacture, salt derivative, mixture, or preparation of such parts). The 2014 Farm Bill (defined below) authorized states to establish industrial hemp research programs. The majority of states established programs purportedly in compliance with the 2014 Farm Bill.

In December 2018, the U.S. government changed the legal status of hemp. The Farm Bill removed hemp and extracts of hemp, including CBD, from the CSA schedules. Accordingly, the production, sale, and possession of hemp or extracts of hemp, including CBD, no longer violate the CSA.

However, the new Farm Bill did not create a free system in which individuals or businesses can grow hemp without limitations. There are numerous restrictions. The Farm Bill allows hemp cultivation broadly, but only under an approved state plan or once USDA regulations are in place. It also allows the transfer of hemp-derived products across state lines for commercial or other purposes. Nonetheless, states can still prohibit hemp or limit hemp more stringently than the U.S. federal law.

The Farm Bill directs the USDA to create federal regulations and to set the framework for states to regulate their own programs. For states choosing to permit and regulate hemp and hemp extracts, the state department of agriculture, in consultation with the state’s governor and chief law enforcement officer, will devise a plan, which the USDA must approve. For states permitting, but opting out of regulating, hemp, the USDA must construct a regulatory program under which hemp cultivators must apply for licenses and comply with the federally run program. Federal requirements for producers will include maintaining information about land and procedures for testing THC levels and disposing of hemp or byproducts that exceed 0.3% THC. The nature of these requirements remains unclear, and may negatively impact the Corporation’s business once the requirements become effective.

The section of the Farm Bill establishing a framework for hemp production also states explicitly that it does not affect or modify the Federal FDCA, section 351 of the Public Health Service Act, or the authority of the Commissioner of the FDA under those laws.

In December, 2018, then FDA Commissioner Scott Gottlieb issued a statement reminding the public of the FDA’s continued authority “to regulate products containing cannabis or cannabis-derived compounds under the FDCA and section 351 of the Public Health Service Act.” He reminded the public that “it’s unlawful under the FDCA to introduce food containing added CBD or THC into interstate commerce, or to market CBD or THC products, as, or in, dietary supplements, regardless of whether the substances are hemp-derived,” and regardless of whether health claims are made, because CBD (and THC) are active ingredients in FDA-approved drugs.

After issuing this statement, Gottlieb issued a statement regarding steps the agency is taking in its continued evaluation of possible regulatory pathways for cannabis-containing and cannabis-derived products: (i) it noticed a public hearing date, May 31, 2019, to discuss the safety, manufacturing, product quality, marketing, labeling and sale of products containing cannabis or cannabis-derived compounds; (ii) it formed a high-level internal agency working group tasked with exploring potential pathways for the legal marketing of foods and/or dietary supplements containing CBD; (iii) it released updated FAQs on the FDA website related to this topic; and (iv) it issued warning letters to three companies marketing CBD products using claims viewed as egregious and targeted at particularly vulnerable populations.

Enforcement under the FDCA may be criminal or civil in nature and can include those who aid and abet a violation, or conspire to violate, the FDCA. Violations of the FDCA, 21 U.S.C. § 331, (Prohibited acts), are, for first violations, misdemeanors punishable by imprisonment up to one year or a fine or both and, for second violations or violations committed with an “intent to defraud or mislead,” felonies punishable by fines and imprisonment up to three (3) years.

The fines provided for in 21 U.S.C. § 333(a) are low (US$1,000 and US$3,000), but under the Criminal Fine Improvements Act of 1987 the criminal fines can be increased significantly (approximately US$100,000- US$500,000). Civil remedies under the FDCA include civil money penalties, injunctions, and seizures. The FDA also has a number of administrative remedies (e.g., warning letters, recalls, debarment). The FDA primarily has limited its recent enforcement against companies selling CBD products to warning letters triggered by disease and/or structure or function claims. In a statement, Commissioner Gottlieb indicated that the FDA will continue to focus enforcement on unapproved therapeutic claims. Since that time, however, Gottlieb announced his resignation from the FDA, which introduces additional uncertainty into the CBD legal landscape.

The Commission’s reference to “interstate commerce” is different from the normal constitutional meaning. The FDA lacks authority, except in limited circumstances, to enforce against companies selling CBD products that do not enter into “interstate commerce.” While the U.S. Supreme Court has ruled that even cannabis grown for personal medical use affects interstate commerce, the FDA’s jurisdiction is limited to products that actually move interstate. However, the FDA’s interpretation “introduction into interstate commerce” applies to all aspects of a product’s manufacturing, packaging, and distribution (e.g., ingredients, labeling).

Security risks

The business premises of the Corporation’s operating locations are targets for theft. While the Corporation has implemented security measures at each location and continues to monitor and improve its security measures, its cultivation, processing and dispensary facilities could be subject to break-ins, robberies and other breaches in security. If there was a breach in security and the Corporation fell victim to a robbery or theft, the loss of cannabis plants, cannabis oils, cannabis flowers and cultivation and processing equipment could have a material adverse impact on the business, financial condition and results of operation of the Corporation.

As the Corporation’s business involves the movement and transfer of cash which is collected from dispensaries or patients/customers and deposited into its bank, there is a risk of theft or robbery during the transport of cash. The Corporation has engaged security firms where available to provide security in the transport and movement of large amounts of cash. To the extent such security firms are used, there is risk involved in relying on such firms to facilitate the transfer of cash (e.g., in the case of negligence or willful misconduct by such services’ employees or independent contractors). In areas where such security firms are not available, the Corporation is not able to mitigate the risk of cash loss or theft by securing outside security services. While the Corporation has taken robust steps to prevent theft or robbery of cash during transport, there can be no assurance that there will not be a security breach during the transport and the movement of cash involving the theft of product or cash.

Limited trademark protection

The Corporation will not be able to register any United States federal trademarks for its cannabis products. Because producing, manufacturing, processing, possessing, distributing, selling, and using cannabis is a crime under the CSA, the United States Patent and Trademark Office will not permit the registration of any trademark that identifies cannabis products. As a result, the Corporation likely will be unable to protect its cannabis product trademarks beyond the geographic areas in which it conducts business. The use of its trademarks outside the states in which it operates by one or more other persons could have a material adverse effect on the value of such trademarks.

Limited patent protection

The Corporation will not be able to register any United States patents for its cannabis products and processes. Because producing, manufacturing, processing, possessing, distributing, selling, and using cannabis is a crime under the CSA, the United States Patent and Trademark Office will not permit the filing of any patent application that involves cannabis products. As a result, the Corporation likely will be unable to protect its cannabis product formulations and processing techniques (and any related patents it may have secured) within the U.S. The use or sale of its cannabis product formulations or processing techniques by one or more other persons could have a material adverse effect on the Corporation’s business and the value of such products and processing techniques.

Infringement or misappropriation claims

The Corporation’s success may likely depend on its ability (i) to develop and market trademarks and tradenames and (ii) to use and develop new extraction technologies, recipes, know-how and new strains of cannabis without infringing on the intellectual property rights of third parties. The Corporation cannot assure that third parties will not assert intellectual property claims against it. The Corporation is subject to additional risks if entities licensing intellectual property to it do not have adequate rights in any such licensed materials. If third parties assert copyright, trademark, or patent infringement or violation of other intellectual property rights against the Corporation, it will be required to defend itself in litigation or administrative proceedings, which can be both costly and time consuming and may significantly divert the efforts and resources of management personnel. An adverse determination in any such litigation or proceedings to which the Corporation may become a party could subject it to significant liability to third parties, require it to seek licenses from third parties, to pay ongoing royalties or subject the Corporation to injunctions prohibiting the development and operation of its business.

Intellectual property risks

The Corporation’s ability to compete in the future partly depends on the superiority, uniqueness and value of its intellectual property and technology, including both internally developed technology and technology licensed from third parties. To the extent the Corporation is able to do so, in order to protect its proprietary rights, the Corporation will rely on a combination of trademark, copyright and trade secret laws, confidentiality agreements with its employees and third parties, and protective contractual provisions which may prove insufficient to protect the Corporation’s proprietary rights.

Third parties may independently develop substantially equivalent proprietary information without infringing upon any proprietary technology of the Corporation. Third parties may otherwise gain access to the Corporation’s proprietary information and adopt it in a competitive manner. Any loss of intellectual property protection may have a material adverse effect on the Corporation’s business, results of operations or prospects.

As long as cannabis remains illegal under U.S. federal law as a Schedule I controlled substance pursuant to the CSA, the benefit of certain federal laws and protections which may be available to most businesses, such as federal trademark and patent protection regarding the intellectual property of a business, may not be available to the Corporation. As a result, the Corporation’s intellectual property may never be adequately or sufficiently protected against the use or misappropriation by third-parties. In addition, since the regulatory framework of the cannabis industry is in a constant state of flux, the Corporation can provide no assurance that it will ever obtain any protection of its intellectual property, whether on a federal, state or local level. While many states do offer the ability to protect trademarks independent of the federal government, patent protection is wholly unavailable on a state level, and state- registered trademarks provide a lower degree of protection than would federally-registered marks.

IT system failures

To an extent, the Corporation relies on information technology (“IT”) systems, networks, and services, including internet sites, data hosting and processing facilities and tools, hardware (including laptops and mobile devices), software and technical applications and platforms, some of which are managed and hosted by third party vendors to assist the Corporation in the management of its business. The various uses of these IT systems, networks, and services include, but are not limited to: hosting the Corporation’s internal network and communication systems; enterprise resource planning; processing transactions; summarizing and reporting results of operations; business plans, and financial information; complying with regulatory, legal, or tax requirements; providing data security; and handling other processes necessary to manage the Corporation’s business. Although the Corporation has some offsite backup systems and a disaster recovery plan, any failure of our information systems could adversely impact the Corporation’s ability to operate. Routine maintenance or development of new information systems may result in systems failures, which may have a material adverse effect on the Corporation’s business, financial condition, or results of operations.

Increased IT security threats and more sophisticated cyber-crime pose a potential risk to the security of the Corporation’s IT systems, networks, and services, as well as the confidentiality, availability, and integrity of the Corporation’s data. This can lead to outside parties having access to the Corporation’s privileged data or strategic information, its employees, or its customers. Any breach of the Corporation’s data security systems or failure of its information systems may have a material adverse impact on the Corporation’s business operations and financial results. If the IT systems, networks, or service providers the Corporation relies upon fail to function properly, or if the Corporation suffers a loss or disclosure of business or other sensitive information due to any number of causes, ranging from catastrophic events to power outages to security breaches, and the Corporation’s disaster recovery plans do not effectively address these failures on a timely basis, the Corporation may suffer interruptions in its ability to manage operations and reputational, competitive, or business harm, which may have a material adverse effect on the Corporation’s business, financial condition, or results of operations. In addition, such events could result in unauthorized disclosure of material confidential information, and the Corporation may suffer financial and reputational damage because of lost or misappropriated confidential information belonging to the Corporation or to its partners, employees, customers, and suppliers. Although the Corporation maintains insurance coverage for various cybersecurity risks, in any of these events, it could also be required to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks and IT systems.

Cybersecurity breach and data collection risks

Numerous state, federal and foreign laws and regulations govern the collection, dissemination, use, privacy, confidentiality, security, availability and integrity of personally identifiable information, including The Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations that have been issued thereunder (“HIPAA”). In the provision of products and services to the Corporation’s customers, the Corporation and its third-party vendors may collect, use, maintain and transmit patient health and customer information in ways that are subject to many of these laws and regulations. If the Corporation or any of its subcontractors experiences a breach of the privacy or security of customer information, the breach reporting requirements and the liability for business associates under HIPAA (or similar requirements under other similar laws) could result in substantial financial liability and reputational harm to the Corporation.

Federal, state and foreign consumer laws also regulate the collection, use and disclosure of personal or patient health information, through web sites or otherwise, and regulate the presentation of web site content. Numerous other federal and state laws protect the confidentiality, privacy, availability, integrity and security of personally identifiable information. These laws in many cases are more restrictive than, and not preempted by, HIPAA and may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for the Corporation and its customers and potentially exposing it to additional expense, adverse publicity and liability. The Corporation may not remain in compliance with the diverse privacy requirements in all the jurisdictions in which it does business.

HIPAA and other federal, state or foreign laws and regulations may require users of personally identifiable information to implement specified security measures. Evolving laws and regulations in this area could require the Corporation to incur significant additional costs to re-design its products and services in a timely manner to reflect these legal requirements, which could have an adverse impact on the Corporation’s business.

New personally identifiable information standards, whether implemented pursuant to HIPAA, congressional action or otherwise, could have a significant effect on the manner in which the Corporation must handle healthcare related data, and the cost of complying with standards could be significant. If the Corporation does not properly comply with existing or new laws and regulations related to patient health information, it could be subject to criminal or civil sanctions.

If the Corporation’s security measures are breached or fail and unauthorized access is obtained to a customer’s data, the Corporation’s services may be perceived as insecure, the attractiveness of its products and services to current or potential customers may be reduced, and it may incur significant liabilities.

The Corporation’s business involves the storage and transmission of customers’ proprietary information and patient information, including health, financial, payment and other personal or confidential information. The Corporation relies on proprietary and commercially available systems, software, tools and monitoring, as well as other processes, to provide security for processing, transmission and storage of such information. Because of the sensitivity of this information and due to requirements under applicable laws and regulations, the effectiveness of such security efforts is very important. If the Corporation’s security measures are breached or fail as a result of third-party action, employee error, malfeasance or otherwise, someone may be able to obtain unauthorized access to customer or patient data. Improper activities by third-parties, advances in computer and software capabilities and encryption technology, new tools and discoveries and other events or developments may facilitate or result in a compromise or breach of the Corporation’s (or its third-party vendors’) computer systems. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, and the Corporation may be unable to anticipate these techniques or fail to implement adequate preventive measures. The Corporation’s security measures may not be effective in preventing such unauthorized access. If a breach of the Corporation’s security occurs, it could face damages for contract breach, penalties for violation of applicable laws or regulations, possible lawsuits by individuals affected by the breach and significant remediation costs and efforts to prevent future occurrences. In addition, whether there is an actual or a perceived breach of the Corporation’s security, the market perception of the effectiveness of its security measures could be harmed and the Corporation could lose current or potential customers.

Legality of contracts

Because the Corporation’s contracts involve cannabis and other activities that are not legal under U.S. federal law and in some jurisdictions, the Corporation may face difficulties in enforcing its contracts in U.S. federal and certain state courts. The inability to enforce such contracts may have a material adverse effect on the Corporation’s business, financial position or results of operations.

Unfavorable publicity or consumer perception

Management of the Corporation believes the adult-use cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the adult-use cannabis produced. Consumer perception of the Corporation’s products may be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of adult-use cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the adult-use cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Corporation’s products and the business, results of operations, financial condition and cash flows of the Corporation. The Corporation’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Corporation, the demand for the Corporation’s products, and the business, results of operations, financial condition and cash flows of the Corporation. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of adult-use cannabis in general, or the Corporation’s products specifically, or associating the consumption of adult- use cannabis with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed.

Changing social mores and opinions on cannabis

Consumer interest in cannabis related products may be affected by many factors outside of the Corporation’s control, including general economic conditions, changing social mores and opinions, popular opinion toward personal use and/or medical cannabis, consumer disposable income levels, consumer confidence levels, the availability, cost and level of consumer debt and consumer behaviors towards incurring and paying debt, the costs of basic necessities, and the effects of weather or natural disasters. Any decline in discretionary spending by consumers could negatively affect the cannabis industry operations and financial results. The Corporation’s success will depend upon its ability to anticipate and respond in a timely manner to changing trends, customer demands and demographics.

In addition, consumer acceptance of regulated cannabis products may vary significantly over time, and any stigma associated with cannabis use may increase or decrease. Because the Corporation’s operations will be dependent upon continued market acceptance by consumers, any negative trends will adversely affect the Corporation’s operations and financial results. The Corporation’s failure to anticipate, identify or react appropriately to changes in customer tastes, preferences, shopping and spending patterns and other lifestyle decisions could have a material adverse effect on holdings’ financial condition and results of operations. Because the Corporation’s business will be dependent upon continued market acceptance by consumers, any negative trends may adversely affect operations.

Risks inherent in an agricultural business

The Corporation’s business plan relies, in part, on its affiliated entities’ ability to grow, harvest, and package medical and adult-use cannabis, as permitted under Michigan law, with the intention of deriving revenue from the sale of harvested cannabis plant material to the Corporation’s licensed processors and provisioning centers, as well as third- party processors and provisioning centers, in Michigan. As such, the Corporation’s profitability is dependent, in part, on the affiliated cultivators’ and processors’ ability to successfully, grow, harvest and package quality product. The Corporation’s business is thus subject to the risks inherent in agriculture, such as insects, plant diseases destruction or damage caused by natural disasters or severe weather and similar agricultural risks, which may have a material adverse effect on the Corporation’s business, financial position or results of operations.

Results of future clinical research

Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such as CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as CBD and THC). Although certain articles, reports and studies support the Corporation’s beliefs regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding, and perceptions relating to, cannabis. Given these risks, uncertainties and assumptions, prospective purchasers of securities of the Corporation should not place undue reliance on such articles and reports. Future research studies and clinical trials may reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to cannabis, which could have a material adverse effect on the demand for the Corporation’s products with the potential to lead to a material adverse effect on the Corporation’s business, financial condition, results of operations or prospects.

Risks Related to the Corporation, its Business, and Securities

The Corporation is a holding company

The Corporation is a holding company and essentially all of its assets are the capital stock of its subsidiaries in each of the markets the Corporation operates in, including, Michigan and Canada. As a result, investors in the Corporation are subject to the risks attributable to its subsidiaries. As a holding company, the Corporation conducts substantially all of its business through its subsidiaries, which generate substantially all of its revenues. Consequently, the Corporation’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and the distribution of those earnings to the Corporation. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of the Corporation’s material subsidiaries, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries before the Corporation.

Sales of substantial amounts of a particular class of securities may have an adverse effect on the market price of such securities

Sales of substantial amounts of a particular class of securities of the Corporation, or the availability of such securities for sale, could adversely affect the prevailing market prices for such class of securities. A decline in the market prices of a particular class of the Corporation’s securities could impair the Corporation’s ability to raise additional capital through the sale of securities should it desire to do so.

Volatile market price for the Corporation’s securities

The market price for the Corporation’s securities may be volatile and subject to wide fluctuations in response to numerous factors, many of which will be beyond the Corporation’s control, including, but not limited to the following:

•	actual or anticipated fluctuations in the Corporation’s quarterly results of operations;

•	recommendations by securities research analysts;

•	changes in the economic performance or market valuations of companies in the industry in which the Corporation operates;

•	addition or departure of the Corporation’s executive officers and other key personnel;

•	release or expiration of transfer restrictions on outstanding Subordinate Voting Shares, Proportionate Voting Shares or Super Voting Shares;

•	sales or perceived sales of additional Subordinate Voting Shares, Proportionate Voting Shares or Super Voting Shares;

•	operating and financial performance that vary from the expectations of management, securities analysts and investors;

•	regulatory changes affecting the Corporation’s industry generally and its business and operations both domestically and abroad;

•	regulatory changes affecting businesses generally within jurisdictions in which the Corporation operates or does business both domestically and abroad;

•	announcements of developments and other material events by the Corporation or its competitors;

•	fluctuations to the costs of vital production materials and services;

•	changes in global financial markets and global economies and general market conditions, such as interest rates and product price volatility;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Corporation or its competitors;

•	operating and share price performance of other companies that investors deem comparable to the Corporation or from a lack of market comparable companies; and

•	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Corporation’s industry or target markets.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Corporation’s securities may decline even if the Corporation’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Corporation’s operations could be adversely impacted, and the trading price of the Corporation’s securities may be materially adversely affected.

Limited operating history

Although the Corporation’s directors, officers and executives have extensive knowledge of the cannabis industry, the Corporation operates in a volatile and evolving industry that may not develop as expected. Assessing the future prospects of the Corporation’s business is challenging in light of both known and unknown risks and difficulties we may encounter. Growth prospects in our industry can be affected by a wide variety of factors including:

•	Competition from other similar companies;

•	Regulatory limitations on the products the Corporation can offer and markets it can serve;

•	Other changes in the regulation of medical and recreational cannabis use;

•	Changes in underlying consumer behavior;

•	The Corporation’s ability to access adequate financing on reasonable terms and its ability to raise additional capital in order to fund its operations;

•	Challenges with new products, services and markets; and

•	Fluctuations in the credit markets and demand for credit

The Corporation may not be able to successfully address these factors, which could negatively impact the growth, harm the Corporation’s business and cause its operating results to be worse than expected.

Unproven business strategy

While the Corporation has existing operations and is generating revenues, it plans to expand its operations and staff to meet the requirements of its business initiatives. The commercial response to the product offerings is still uncertain, and although the Corporation believes that its strategy incorporates advantages compared to other cannabis business models, if patients or consumers do not respond favorably to the Corporation’s products or if it takes longer to develop its products or establish its customer base or it proves to be more costly than currently anticipated to develop its businesses, revenues may be adversely affected.

History of operating losses

Since the Corporation’s inception, it has experienced net losses and negative cash flows from operations. The Corporation expects its operating expenses to increase in the future as it expands its operations. If the Corporation’s revenue does not grow at a greater rate than its operating expenses, the Corporation will not be able to achieve and maintain profitability. The Corporation expects to incur losses in the foreseeable future for a number of reasons, including without limitation the other risks and uncertainties described herein. Additionally, the Corporation may encounter unforeseen operating or legal expenses, difficulties, complications, delays and other factors that may result in losses in future periods. If the Corporation’s expenses exceed its revenue, the Corporation may never achieve or maintain profitability and the Corporation’s business may be adversely affected.

Resale of the Subordinate Voting Shares

The Corporation understands that almost all major securities clearing firms in the U.S. refuse to facilitate transactions related to securities of Canadian public companies involved in the marijuana industry. This is due to the fact that marijuana continues to be listed as a controlled substance under U.S. federal law, with the result that marijuana-related practices or activities, including the cultivation, possession or distribution of marijuana, are illegal under U.S. federal law. Accordingly, U.S. residents who acquire Subordinate Voting Shares as "restricted securities" may find it difficult – if not impossible – to resell such shares over the facilities of any Canadian stock exchange on which the Subordinate Voting Shares may then be listed, including the Canadian Securities Exchange. It remains unclear what impact if any, this and any future actions among market participants in the U.S. will have on the ability of U.S. residents to resell any Subordinate Voting Shares that they may acquire in open market transactions.

Future acquisitions or dispositions

Material acquisitions, dispositions and other strategic transactions involve a number of risks, including: (i) potential disruption of the Corporation’s ongoing business; (ii) distraction of management; (iii) the Corporation may become more financially leveraged; (iv) the anticipated benefits and cost savings of those transactions may not be realized fully or at all or may take longer to realize than expected; (v) increasing the scope and complexity of the Corporation’s operations; (vi) loss or reduction of control over certain of the Corporation’s assets; and (vii) litigation or other disputes concerning either the Corporation’s obligations to counterparties under relevant transaction documents or liabilities of an acquisition target or its previous owners (whether disclosed or undisclosed at the time of the relevant transaction). Additionally, the Corporation may issue additional Subordinate Voting Shares, Proportionate Voting Shares or Super Voting Shares in connection with such transactions, which would dilute a shareholder’s holdings in the Corporation.

The presence of one or more material liabilities of an acquired company that are unknown to the Corporation at the time of acquisition could have a material adverse effect on the business, results of operations, prospects and financial condition of the Corporation. While the Corporation attempts to obtain appropriate indemnification provisions in connection with its acquisitions and dispositions, the Corporation may still be exposed to significant financial or reputational risk as a result of entering into such transactions.

Ability to maintain “foreign private issuer” status

The Corporation currently qualifies as a “foreign private issuer” and is, therefore exempt under the registration and reporting requirements pursuant to Rule 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”). The Corporation will cease to qualify as a foreign private issuer, as defined in Rule 405 under the U.S. Securities Act and Rule 3b-4 under the Exchange Act, if, as of the last business day of its second fiscal quarter, more than 50 percent (50%) of its outstanding shares (consisting of our Super Voting Shares, Subordinate Voting Shares, Proportionate Voting Shares, Warrants, Options and Exchangeable Units) are directly or indirectly owned by residents of the United States. If the Corporation determines that it fails to qualify as a foreign private issuer, the Corporation will cease to be eligible to avail itself of the forms and rules designated for foreign private issuers beginning on the first day of the fiscal year following such determination. Among other things, this will result in loss of the exemption from registration under the Exchange Act provided by Rule 12g3-2(b) thereunder, and, if the Corporation is required to register its securities under section 12(g) of the Exchange Act, it will have to do so as a domestic issuer. Further, any securities that the Corporation issues in unregistered or unqualified offerings both within and outside the United States will be “restricted securities” (as defined in Rule 144(a)(3) under the U.S. Securities Act), and will continue to be subject to United States resale restrictions notwithstanding their resale in “offshore transactions” pursuant to Regulation S under the U.S. Securities Act. As a practical matter, this will likely require the Corporation to register more offerings of its securities under the U.S. Securities Act on either a primary offering or resale basis, even if they take place entirely outside the United States. The resulting legal and administrative costs of complying with the resulting regulatory requirements are anticipated to be substantial, and to subject the Corporation to additional exposure to liability for which it may not be able to obtain insurance coverage on favorable terms or at all.

Unpredictability caused by anticipated capital structure and voting control

Although other Canadian-based companies have dual class or multiple voting structures, given the unique capital structure in respect of the Corporation and the concentration of voting control that is held by the holders of the Super Voting Shares, this structure and control could result in adverse publicity to the Corporation or other adverse consequences.

Concentration of voting control of the Corporation

A large percentage of the Corporation’s voting control is held by a director, and an affiliate of the Corporation, which is wholly-owned by a consultant and former director of the Corporation. Currently, Mayde Inc., an entity that is wholly-owned by a former director of the Corporation, holds 14.17% of the voting control of the Corporation on a non-diluted basis, and Michael Hermiz, co-founder and a director of the Corporation, holds 25.26% of the voting control of the Corporation on a non-diluted basis. In addition, Jason Wild exercises control or direction over an aggregate of 24.89% of the voting control of the Corporation on a partially diluted basis (assuming the exercise of all JWAM Warrants).

Additional financings and dilution

There can be no assurance that additional financing will be available if required and, if available, that it will be on terms satisfactory to the Corporation. If the Corporation is able to raise additional capital, it is unknown what the terms of any such capital raising would be. In addition, any future sale of the Corporation’s equity securities would dilute the ownership and control the Corporation’s current equity securityholders. The Corporation’s inability to raise capital could require it to significantly curtail or terminate its operations and future expansion plans.

The Corporation may seek to increase its cash reserves through the sale of additional equity or debt securities. The sale of convertible debt securities or additional equity securities could result in additional and potentially substantial dilution to owners of equity securities of the Corporation. The incurrence of indebtedness would also result in increased debt service obligations and could result in operating and financing covenants that would restrict the Corporation’s operations and liquidity. In addition, the Corporation’s ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties. There are no assurances that financing will be available in amounts or on terms acceptable to the Corporation, if at all. Any failure to raise additional funds on favorable terms could have a material adverse effect on the Corporation’s liquidity and financial condition.

Management of debt dependent on cash flow

An economic downturn may negatively impact the Corporation’s cash flows. Credit and capital markets can be volatile, which could make it more difficult for the Corporation to obtain additional debt or equity financings in the future. Such constraints could increase the Corporation’s costs of borrowing and could restrict its access to other potential sources of future liquidity. The Corporation’s failure to have sufficient liquidity to make interest and other payments required by its debt could result in a default of such debt and acceleration of the Corporation’s borrowings, which would have a material adverse effect on the Corporation’s business and financial condition. To the extent the Corporation incurs indebtedness, principal and interest payments on such indebtedness will have to be made when due, regardless of whether sufficient cash flow or income is available. If payments on any debts and obligations are not made when due by, it may result in substantial adverse consequences to the Corporation, including adverse income tax consequences.

Sarbanes-Oxley regulations

The Corporation does not have the internal infrastructure necessary, and is not required, to complete an attestation about the Corporation’s financial controls that would be required under the Sarbanes-Oxley Act of 2002. There can be no assurances that there are no significant deficiencies or material weaknesses in the quality of the Corporation’s financial controls.

Dividends

The Corporation does not intend to declare dividends for the foreseeable future, as the Corporation anticipates that it will reinvest any future earnings in the development and growth of its business. Therefore, investors will not receive any funds unless they sell their securities in the Corporation, and securityholders may be unable to sell their securities on favorable terms or at all.

Currency fluctuations

Due to the Corporation’s present operations in the United States, and its intention to continue future operations outside Canada, the Corporation is expected to be exposed to significant currency fluctuations. Recent events in the global financial markets have been coupled with increased volatility in the currency markets. All or substantially all of the Corporation’s revenue will be earned in U.S. dollars, but a portion of its operating expenses are incurred in Canadian dollars. The Corporation does not have currency hedging arrangements in place and there is no expectation that the Corporation will put any currency hedging arrangements in place in the future. Fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar, may have a material adverse effect on the Corporation’s business, financial position or results of operations.

Corporation’s products

Because the Corporation’s industry is relatively new, there is limited information about comparable companies available for potential investors to review in making a decision about whether to invest in the Corporation.

Shareholders and investors should further consider, among other factors, the Corporation’s prospects for success in light of the risks and uncertainties encountered by companies that, like the Corporation, are in their early stages. For example, unanticipated expenses and problems or technical difficulties may occur and they may result in material delays in the operation of the Corporation’s business. The Corporation may not successfully address these risks and uncertainties or successfully implement its operating strategies. If the Corporation fails to do so, it could materially harm the Corporation’s business to the point of having to cease operations and could impair the value of the securities of the Corporation to the point investors may lose their entire investment.

The Corporation expects to commit significant resources and capital to develop and market existing products and new products and services. These products are relatively untested, and the Corporation cannot assure shareholders and investors that it will achieve market acceptance for these products, or other new products and services that the Corporation may offer in the future. Moreover, these and other new products and services may be subject to significant competition with offerings by new and existing competitors in the business. In addition, new products and services may pose a variety of challenges and require the Corporation to attract additional qualified employees. The failure to successfully develop and market these new products and services could seriously harm the Corporation’s business, financial condition and results of operations.

Environmental regulation

The Corporation’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors (or the equivalent thereof) and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations.

Government approvals and permits are currently, and may in the future, be required in connection with the Corporation’s operations. To the extent such approvals are required and not obtained, the Corporation may be curtailed or prohibited from its proposed production of marijuana or from proceeding with the development of its operations as currently proposed.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Corporation may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production of medical marijuana, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development.

Unknown environmental risks

There can be no assurance that the Corporation will not encounter hazardous conditions at the site of the real estate used to operate its businesses, such as asbestos or lead, in excess of expectations that may delay the development of its businesses. Upon encountering a hazardous condition, work at the facilities of the Corporation may be suspended. If the Corporation receives notice of a hazardous condition, it may be required to correct the condition prior to continuing construction. The presence of other hazardous conditions will likely delay construction and may require significant expenditure of the Corporation’s resources to correct the condition. Such conditions could have a material impact on the investment returns of the Corporation.

Reliance on management

A risk associated with the production and sale of adult-use cannabis is the loss of important staff members. Success of the Corporation will be dependent upon the ability, expertise, judgment, discretion and good faith of its senior management and key personnel. While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. Any loss of the services of such individuals could have a material adverse effect on the Corporation’s business, operating results or financial condition.

Improper conduct by business partners, employees, or agents

As the Corporation intends to be a cultivator, producer and provisioner of cannabis, it will largely depend on third party retailers to resell its cannabis and related products to end-user consumers. These retailers could tamper with the Corporation’s products or otherwise ignore our quality standards, which could harm the end-user customers, with whom the Corporation has no contact. Any changes in the Corporation’s retailer customer’s business or fortunes could disrupt the Corporation’s ability to sell its products at volume. Any such changes or other unrelated production issues could also disrupt the Corporation’s business due to delays in finding new retailers.

Furthermore, the Corporation cannot provide assurance that its internal controls and compliance systems will always protect it from acts committed by its employees, agents or business partners in violation of federal or state laws. Any improper acts or allegations could damage the Corporation’s reputation and subject it to civil or criminal investigations and related shareholder lawsuits, could lead to substantial civil and criminal monetary and non-monetary penalties, and could cause the Corporation to incur significant legal and investigatory fees.

Insurance and uninsured risks

The Corporation’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, accidents, labor disputes and changes in the regulatory environment. Such occurrences could result in damage to assets, personal injury or death, environmental damage, delays in operations, monetary losses and possible legal liability.

Although the Corporation intends to continue to maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations. Moreover, there are exclusions and additional difficulties and complexities associated with certain insurance coverages due to the Corporation’s involvement in the cannabis industry. The Corporation may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.

Insurance against risks such as environmental pollution or other hazards encountered in the operations of the Corporation is not generally available on acceptable terms. The Corporation’s access to adequate and affordable insurance is significantly limited by the nature of the Corporation’s business, which may prevent it from purchasing adequate and affordable insurance coverage. The Corporation might also become subject to liability for pollution or other hazards which may not be insured against or which the Corporation may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Corporation to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

High bonding

There is a risk that a greater number of state regulatory agencies will begin requiring entities engaged in certain aspects of the business or industry of legal marijuana to post a bond or significant fees when applying, for example, for a dispensary license or renewal as a guarantee of payment of sales and franchise tax. The Corporation is not able to quantify at this time the potential scope for such bonds or fees where it currently or may in the future operate. Any bonds or fees of material amounts could have a negative impact on the ultimate success of the Corporation’s business.

Emerging industry

The adult-use cannabis industry is emerging. There can be no assurance that an active and liquid market for shares of the Corporation will develop and shareholders may find it difficult to resell the Corporation’s securities. Accordingly, no assurance can be given that the Corporation or its business will be successful.

Past performance not indicative of future results

The prior investment and operational performance of the Corporation is not indicative of the future operating results of the Corporation. There can be no assurance that the historical operating results achieved by the Corporation or its affiliates will be achieved by the Corporation, and the Corporation’s performance may be materially different.

Dependence on key inputs, suppliers, and skilled labor

The cannabis business is dependent on a number of key inputs and their related costs including raw materials and supplies related to growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability, quality or economics of the supply chain for key inputs could materially impact the business, financial condition, results of operations or prospects of the Corporation. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier was to go out of business, the Corporation might be unable to find a replacement for such source in a timely manner or at all. If a sole source supplier were to be acquired by a competitor, that competitor may elect not to sell to the Corporation in the future. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition, results of operations or prospects of the Corporation.

The ability of the Corporation to compete and grow will be dependent on it having access, at a reasonable cost and in a timely manner, to skilled labor, equipment, parts and components. No assurances can be given that the Corporation will be successful in maintaining its required supply of skilled labor, equipment, parts and components. This could have an adverse effect on the financial results of the Corporation.

The Corporation’s access to affordable skilled labor may be impeded by the existence of unionization or other collective bargaining efforts among the Corporation’s employees or independent contractors. The Corporation may also be legally required to participate in or facilitate such unionization or collective bargaining efforts within certain jurisdictions, which could limit the Corporation’s access to affordable skilled labor and have a materially adverse impact on the business, financial condition, results of operations or prospects of the Corporation.

Dependence on other third parties

The cannabis business is dependent on a number of third parties, including various service providers, distributors and retailers. Some of the services and market access provided by such third parties may only be available from a single third party or a limited group of third parties. If the only provider of a service or access to a market were to go out of business or cease doing business with the Corporation, the Corporation might be unable to find a replacement for such service or market access in a timely manner or at all. If the only provider of a service or access to a market were to be acquired by a competitor, that competitor may elect not to provide services or market access to the Corporation in the future. Further, due to the uncertain regulatory landscape for regulating cannabis in Canada and the U.S., the Corporation’s third party suppliers, manufacturers and contractors may elect, at any time, to decline or withdraw services necessary for the Corporation’s operations. There is also a risk that a regulatory body could impose certain restrictions on such third party’s ability to operate in the United States. Any significant interruption or negative change in the Corporation’s business relations with such third parties could materially impact the business, financial condition, results of operations or prospects of the Corporation.

Reliance on License Holders

The Corporation’s business is dependent on the commercial arrangements with license holders continuing their current operations, maintaining their respective licenses in good standing and applying for and receiving any additional necessary licenses and compliance with their terms. There can be no guarantee that any required licenses will be extended or renewed, or, if extended or renewed, that they will be extended or renewed on the same or similar terms. Failure by the Corporation or any of the license holders to comply with the requirements of any regulation or license or any failure to maintain any license or obtain any additional necessary licenses, or the existence of any material disagreement between the Corporation and its license holders, could have a material adverse impact on the business, financial condition and operating results of the Corporation. While the Corporation expects this concentration to decrease over time, it may continue to depend upon a relatively small number of license holders for a significant portion of revenue into the foreseeable future. Additionally, license holders may be unable to manufacture and process products in line with the Corporation’s strike quality standards, which could materially impact the business, financial condition, results of operations or prospects of the Corporation.

Difficulty to forecast

The Corporation must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the adult-use cannabis industry in the states in which the Corporation’s business will operate. Federal and state laws prevent widespread participation and hinder market research. As a result, the market data available is limited and unreliable. Market research and projections by the Corporation of estimated total retail sales, demographics, demand, and similar consumer research are based on assumptions from limited and unreliable market data, and generally represent the personal opinions of the Corporation’s management team as of the date they are made. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Corporation.

Changes in the general economic condition

Corporation’s activities may be adversely affected from time to time by such matters as changes in general economic, industrial and international conditions, changes in local, state, provincial and federal taxes, dynamic prices and production costs, utility rate changes, employment and human resources issues, leasing and real estate market, gasoline prices, other factors of a general nature that are beyond the control of the Corporation.

Weak domestic or global economic conditions, fear or anticipation of such conditions, could adversely affect the Corporation’s business, financial condition, results of operations and prospects in a number of ways, including longer sales cycles, lower prices for its services, higher default rates among its provisioners, reduced unit sales and lower or no growth. A prolonged period of economic uncertainty or a downturn may also significantly affect financing markets, the availability of capital and the terms and conditions of financing arrangements, including the overall cost of financing as well as the financial health or creditworthiness of the Corporation’s end customers.

Management of growth

The Corporation may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Corporation to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Corporation to deal with this growth may have a material adverse effect on the Corporation’s business, financial condition, results of operations and prospects.

Internal controls

Effective internal controls are necessary for the Corporation to provide reliable financial reports and to help prevent fraud. Although the Corporation will undertake a number of procedures and will implement a number of safeguards, in each case, in order to help ensure the reliability of its financial reports, including those imposed on the Corporation under U.S. securities law, the Corporation cannot be certain that such measures will ensure that the Corporation will maintain adequate control over financial processes and reporting. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Corporation’s results of operations or cause it to fail to meet its reporting obligations. If the Corporation or its auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in the Corporation’s consolidated financial statements and materially adversely affect the trading price of the Corporation’s securities.

Litigation

The Corporation may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Corporation becomes involved be determined against the Corporation such a decision could adversely affect the Corporation’s ability to continue operating and the market price for the Corporation’s securities and could use significant resources. Even if the Corporation is involved in litigation and wins, litigation can redirect significant resources of the Corporation and/or the Corporation’s management.

As the legalization of cannabis for the medical and/or adult-use is a highly controversial issue, the Corporation may be subject to litigation prior to, or after, passage of legislation and/or a constitutional amendment legalizing cannabis for certain uses. In addition, although the Corporation itself may not be directly named in a civil action, any litigation involving any of the Corporation’s subsidiaries or affiliated entities could negatively affect the Corporation’s profits and impact its ability to conduct business operations as planned. Such litigation could have a material adverse effect on the financial position of the Corporation.

Product liability

The Corporation faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the sale of the Corporation’s products would involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of the Corporation’s products alone or in combination with other medications or substances could occur. The Corporation may be subject to various product liability claims, including, among others, that the Corporation’s products caused injury or illness or death, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Corporation could result in increased costs, could adversely affect the Corporation’s reputation with its clients and consumers generally, and could have a material adverse effect on the business, results of operations and financial condition of the Corporation. There can be no assurances that the Corporation will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Corporation’s potential products.

Product recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the Corporation’s products are recalled due to an alleged product defect or for any other reason, the Corporation could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Corporation may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Corporation has detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the Corporation’s significant brands were subject to recall, the image of that brand and the Corporation could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the Corporation’s products and could have a material adverse effect on the results of operations and financial condition of the Corporation. Additionally, product recalls may lead to increased scrutiny of the Corporation’s operations by the FDA, or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Regulatory action and approvals from the Food and Drug Administration

Certain of the cannabis-based products produced and distributed by the License Holders are supplied to patients diagnosed with certain medical conditions. However, the License Holders’ cannabis-based products are not approved by the FDA as “drugs” or for the diagnosis, cure, mitigation, treatment, or prevention of any disease. Accordingly, the FDA may regard any promotion of the cannabis-based products as the promotion of an unapproved drug in violation of the Food, Drug and Cosmetic Act ("FDCA").

CBD is one of the non-psychotropic cannabinoids in industrial hemp from the plant species Cannabis sativa L. There has been growing interest in CBD in recent years. CBD is increasingly used as an ingredient in food and beverages, as an ingredient in dietary supplements and as an ingredient in cosmetics, thereby generating new investments and creating employment in the cultivation and processing of hemp and hemp-derived products. Pharmaceutical products with CBD as an active ingredient have also been developed, including one product approved by the FDA (Epidiolex®). Foods and beverages, dietary supplements, pharmaceuticals, and cosmetics containing CBD are all subject to regulation under the FDCA. The FDA has asserted that CBD is not a lawful ingredient in foods and beverages, supplements and pharmaceuticals (unless FDA-approved), although FDA has generally refrained from taking enforcement action against those products. CBD-containing products may also be subject to the jurisdiction of state and local health authorities.

In recent years, the FDA has issued letters to a number of companies selling products that contain CBD oil derived from hemp warning them that the marketing of their products violates the FDCA. FDA enforcement action against the Corporation could result in a number of negative consequences, including fines, disgorgement of profits, recalls or seizures of products, or a partial or total suspension of the Corporation’s production or distribution of its products. Any such event could have a material adverse effect on the Corporation’s business, prospects, financial condition, and operating results.

On December 20, 2018, the 2018 Farm Bill removed industrial hemp and hemp-derived products with a THC concentration of not more than 0.3 percent (dry weight basis) from Schedule I of the CSA. This has the effect of legalizing the cultivation of industrial hemp for commercial purposes, including the production of CBD and other cannabinoids, except for THC, subject to regulations to be developed by the USDA.

The Corporation’s affiliates sell and distributes certain products containing CBD. There is a risk that the FDA or state or local Departments of Health will seek to stop the Corporation’s affiliates from selling its CBD products or seek to have any claims made for those products revised.

Telephone Consumer Protection Act liability

The Corporation and its subsidiaries engage in automated text/SMS messaging campaigns for marketing and advertising purposes with clients that opt-in (consent) to such messages. The Corporation could, as a result, face allegations of, and potential liability related to, certain violations of the Telephone Consumer Protection Act (“TCPA”), 47 U.S.C. § 227, in connection with such messaging campaigns. The TCPA impacts any company that communicates with consumers and businesses via telephone, facsimile or text messages. Whether the communications are designed to share information, gather information or market products or services, the sender must have the consent of the recipient or face significant fines and damages. The TCPA specifically prohibits any person from calling a cellular telephone number or using an automatic telephone dialing system without the recipient’s prior express consent. In July 2020, a class action claim was filed against AEY Capital alleging that certain telemarketing text messages from AEY Capital to the plaintiff’s cellular telephone number violated the TCPA. Although the Corporation firmly maintains this allegation was without merit, the Corporation made the strategic decision to settle this matter rather than engage in expensive litigation. Nonetheless, the Corporation is susceptible to such claims in the future. Any such claims brought against the Corporation or its subsidiaries pursuant to the TCPA could be time-consuming and could result in costly legal expenses.

Epidemics and pandemics

The Corporation faces risks related to health epidemics, pandemics and other outbreaks of communicable diseases, which could significantly disrupt its operations and may materially and adversely affect its business and financial conditions. The Corporation’s business could be adversely impacted by the effects of the novel strain of coronavirus ("COVID-19") pandemic or other epidemics and/or pandemics. In December 2019, COVID-19 emerged in China and the virus has now spread to several other countries, including Canada and the United States, and infections have been reported globally. On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 to be a pandemic. The extent to which COVID-19 impacts the Corporation’s business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the pandemic and the actions taken to contain or treat the COVID-19 pandemic (including recommendations from public health officials). In particular, the continued spread of COVID-19 globally could materially and adversely impact the Corporation’s business including without limitation, store or facility closures or reduced operational hours or service methods, employee health, workforce productivity, reduced access to supply, increased insurance premiums, limitations on travel, the availability of experts and personnel and other factors that will depend on future developments beyond the Corporation’s control, which may have a material and adverse effect on its business, financial condition and results of operations. There can be no assurance that the Corporation’s personnel will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased costs as a result of these health risks. In addition, the COVID-19 pandemic represents a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the Corporation.

ITEM 2.	OTHER INFORMATION

On March 24, 2021, the Corporation filed a Form 1-U to correct its previously issued interim financial statements for the six-month period ending June 30, 2020, filed with the Securities and Exchange Commission on September 29, 2020. Other than that filing, there were no events that required disclosure under Form 1-U during the first six months of 2021.

ITEM 3.	FINANCIAL STATEMENTS

Gage Growth Corp.

Condensed Interim Consolidated Financial Statements (Unaudited)

For the three and six months ended June 30, 2021 and 2020

(In United States Dollars)

Condensed Interim Consolidated Statements of Financial Position
As of June 30, 2021 and December 31, 2020

(Unaudited, expressed in United States Dollars, unless stated otherwise)

		June 30, 2021	December 31, 2020
	Notes	$	$
Assets
Current
Cash and cash equivalents		32,805,441	45,455,583
Accounts receivable	3	3,503,943	252,377
Convertible debenture	4	822,871	379,145
Prepaids		2,398,848	1,045,922
Biological assets	5	2,196,364	1,988,606
Inventory	6	7,940,998	8,527,999
Other		769,966	665,188
		50,438,431	58,314,820
Non-current assets
Property, plant and equipment	7	35,557,439	24,335,988
Right of use assets	8	11,927,011	13,036,064
Deposits		1,800,254	739,041
Intangible assets		131,112	137,449
Investments	9	7,890,667	9,174,357
		57,306,483	47,422,899
		107,744,914	105,737,719
Liabilities
Current
Accounts payable and accrued liabilities	12	18,275,093	13,237,101
Current tax payable	18	1,779,115	1,324,114
Lease liability	8	1,082,932	919,528
Lease assignment payable	8	-	100,000
Property purchase payable	13	1,571,599	-
Note payable		1,196,597	766,301
Debentures payable	14	2,927,774	2,626,906
Other		495,977	395,866
		27,329,087	19,369,816
Non-current liabilities
Lease liability	8	11,435,197	11,983,252
Property purchase payable	13	2,154,257	-
Note payable		2,381,771	2,789,638
Warrant liability	15	21,862,048	21,734,596
Deferred tax liabilities	18	1,411,666	1,117,087
		39,244,939	37,624,573
		66,574,026	56,994,389

Shareholders' Equity
Share capital	15	100,520,599	89,669,811
Reserve for warrants	15	3,318,902	2,907,608
Reserve for share-based payments	15	6,270,272	4,569,505
Reserve for share exchange	15	58,969,446	58,969,446
Accumulated other comprehensive income		1,455,775	1,771,779
Deficit		(81,359,584)	(72,684,693)
		89,175,410	85,203,456
Non-controlling interest	17	(48,004,522)	(36,460,126)
Equity attributable to shareholders		41,170,888	48,743,330
		107,744,914	105,737,719
Incorporation and Nature of Business	1
Commitments and contingencies	19
Subsequent events	24

Approved by the Board of Directors on August 23, 2021	"Fabian Monaco"	"David Watza"
	Chief Executive Officer	Chief Financial Officer

The accompanying notes are an integral part of these consolidated financial statements.

Gage Growth Corp.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the three and six months ended June 30, 2021 and 2020

(Unaudited, expressed In United States Dollars, unless stated otherwise)

		Three months ended June 30,		Six months ended June 30,
		2021	2020	2021	2020
	Note		$		$
Revenue		26,408,291	11,471,375	44,022,977	16,986,108
Cost of sales		(17,372,526)	(6,187,076)	(30,386,258)	(10,064,313)
		9,035,765	5,284,299	13,636,719	6,921,795
Fair value adjustment on sale of inventory	5	(810,396)	(2,488,481)	(873,987)	(2,498,100)
Fair value adjustment on growth of biological assets	5	584,078	2,626,807	1,081,745	2,808,822
Gross Profit		8,809,447	5,422,625	13,844,477	7,232,517

Operating expenses
General administration	10	10,729,631	5,072,120	18,172,571	8,482,346
Sales and marketing	11	1,811,632	556,656	3,310,375	1,036,039
Depreciation and amortization	7,8	785,386	312,082	1,687,896	932,498
Share-based payments	15	1,479,938	2,666,672	5,105,960	3,992,874
Impairment loss	7,8	-	-	145,690	-
		14,806,587	8,607,530	28,422,492	14,443,757

Loss from operations		(5,997,140)	(3,184,905)	(14,578,015)	(7,211,240)
Other (income) expenses
Interest expense	8	814,504	49,883	1,524,810	192,156
(Gain) loss on foreign exchange		(402,261)	(2,151,263)	(165,279)	(3,017,624)
Change in fair value of investments	9	1,735,992	602,874	1,375,225	(185,281)
(Gain) loss on financial instruments	14,15	(566,234)	3,043	(89,554)	3,043
Loss before taxes		(7,579,141)	(1,689,442)	(17,223,217)	(4,203,534)
Income tax expense (recovery)
Current	18	1,846,282	998,335	2,705,000	1,038,500
Deferred	18	(2,172)	255,213	291,070	776,406

Net loss for the period		(9,423,251)	(2,942,990)	(20,219,287)	(6,018,440)

Net loss attributable to subordinate shareholders		(3,853,254)	(4,262,815)	(8,674,891)	(5,004,200)
Net loss attributable to non-controlling interest	17	(5,569,997)	1,319,825	(11,544,396)	(1,014,240)

		(9,423,251)	(2,942,990)	(20,219,287)	(6,018,440)
Other comprehensive (loss) income ("OCI")

Items that may be reclassified to profit or loss
Unrealized gain (loss) on marketable securities	3	(45,950)	18,426	(28,259)	(113,351)
Items that will not be reclassified to profit or loss
Unrealized foreign currency translation loss		(261,309)	(1,935,971)	(287,745)	(3,066,854)
		(307,259)	(1,917,545)	(316,004)	(3,180,205)
Net loss and comprehensive loss for the period		(9,730,510)	(4,860,535)	(20,535,291)	(9,198,645)

Net loss and comprehensive loss attributable to subordinate shareholders of the Company		(4,160,513)	(6,180,360)	(8,990,895)	(8,184,405)
Net loss and comprehensive loss attributable to non-controlling interest	17	(5,569,997)	1,319,825	(11,544,396)	(1,014,240)
		(9,730,510)	(4,860,535)	(20,535,291)	(9,198,645)

Basic and Diluted net loss per share	21	(0.07)	(0.03)	(0.15)	(0.06)
Weighted-average number of shares outstanding - basic and diluted		138,099,555	105,948,886	137,378,192	105,787,634

The accompanying notes are an integral part of these consolidated financial statements.

Gage Growth Corp.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the six months ended June 30, 2021 and 2020

(Unaudited, expressed in United States Dollars, unless stated otherwise)

		Share Capital
	Note	Number of Subordinate Voting Shares	Share Capital	Reserve for warrants	Reserve for share-based payments	Reserve for share exchange	Accumulated OCI (loss)	Accumulated Deficit	Attributable to subordinate shareholders	Non- controlling interest	Total
Balance at December 31, 2020		131,649,944	$89,669,811	2,907,608	4,569,505	58,969,446	1,771,779	(72,684,693)	85,203,456	(36,460,126)	$48,743,330
Share-based payments	15	1,595,000	2,807,701	-	171,242	-	-	-	2,978,943	-	2,978,943
Vesting of options	15	-	-	-	1,715,723	-	-	-	1,715,723	-	1,715,723
Vesting of warrants	14,15	-	-	411,294	-	-	-	-	411,294	-	411,294
Change in value of Marketable Securities	3	-	-	-	-	-	(28,259)	-	(28,259)	-	(28,259)
Cumulative translation adjustment		-	-	-	-	-	(287,745)	-	(287,745)	-	(287,745)
Exercise of share options	15	311,665	600,505		(186,198)	-	-	-	414,307	-	414,307
Reg. A Financing	15	4,614,255	8,116,089	-	-	-	-	-	8,116,089	-	8,116,089
Transaction costs deducted from Reg. A Financing Raise	15	-	(673,507)	-	-	-	-	-	(673,507)	-	(673,507)
Net loss for the period		-	-	-	-	-	-	(8,674,891)	(8,674,891)	(11,544,396)	(20,219,287)
Balance at June 30, 2021		138,170,864	100,520,599	3,318,902	6,270,272	58,969,446	1,455,775	(81,359,584)	89,175,410	(48,004,522)	41,170,888

Balance at December 31, 2019		105,622,799	67,097,910	829,082	1,545,624	58,969,446	865,377	(53,711,171)	75,596,268	(21,553,375)	54,042,893
Share-based payments	15	1,000,000	1,098,831	-	-	-	-	-	1,098,831	-	1,098,831
Vesting of options		-	-	-	1,647,206	-	-	-	1,647,206	-	1,647,206
Vesting of warrants	15	-	-	1,246,837	-	-	-	-	1,246,837	-	1,246,837
Change in value of Marketable Securities	3	-	-	-	-	-	(113,351)	-	(113,351)	-	(113,351)
Cumulative translation adjustment		-	-	-	-	-	(3,066,854)	-	(3,066,854)	-	(3,066,854)
Net loss for the period		-	-	-	-	-	-	(5,004,200)	(5,004,200)	(1,014,240)	(6,018,440)
Balance at June 30, 2020		106,622,799	68,196,741	2,075,919	3,192,830	58,969,446	(2,314,828)	(58,715,371)	71,404,737	(22,567,615)	48,837,122

The accompanying notes are an integral part of these consolidated financial statements.

Condensed Interim Consolidated Statements of Cash Flows

For the six months ended June 30, 2021 and 2020

(Unaudited, expressed in United States Dollars, unless stated otherwise)

		Six months ended June 30,
		2021	2020
	Note	$	$
Operating activities
Net loss for the period		(20,219,287)	(6,018,440)
Adjustments for non-cash items:
Fair value adjustment on sale of inventory	5	873,987	2,498,100
Fair value adjustment on growth of biological assets	5	(1,081,745)	(2,808,822)
Depreciation and amortization	7,8	1,687,896	932,498
Share-based payments	15	5,105,960	3,992,874
(Gain) loss on foreign exchange		(222,725)	23,887
Change in fair value of investments	9	1,375,225	(185,281)
Deferred tax expense	18	291,070	776,406
Interest expense	8,13	1,524,810	192,156
Impairment expense	7,8	145,690	-
(Gain) loss on financial instruments	14,15	(89,554)	3,043
Changes in working capital items:
Accounts receivable		(3,251,566)	(231,219)
Interest receivable		92,635	35,788
Other receivables		(178,566)	(210,889)
Prepaids		(1,345,890)	517,629
Inventory	6	587,001	(4,191,355)
Accounts payable and accrued liabilities	12	4,962,705	2,290,068
Deferred revenue		100,111	218,919
Current tax payable	18	455,000	1,038,500
Deposit for product supply agreement		(400,000)	-
Other		(414,861)	(7,895)
Net cash used in operating activities		(10,002,104)	(1,134,033)

Investing activities
Change in deposits for property acquisition		(642,722)	(202,006)
Investment in convertible debentures		(413,394)	-
Redemption of term deposits	6	-	6,500,000
Addition of intangible assets		-	(274,166)
Purchase of property, plant, and equipment	7	(8,235,267)	(6,305,607)
Net cash used in investing activities		(9,291,383)	(281,779)

Financing activities
Net proceeds from Reg. A financing	15	7,284,247	-
Share options exercised	15	380,101	-
Lease assignment payments		-	(900,000)
Lease liability payments	8	(1,264,135)	(237,234)
Payment made related to acquisition of membership interest		(375,000)	-
Repayments of property purchase payable		(96,043)	(102,070)
Net cash provided by (used in) financing activities		5,929,170	(1,239,304)

Decrease in cash and cash equivalents		(13,364,317)	(2,655,116)
Effect of exchange rate changes on cash and cash equivalents		714,175	(2,999,712)
Cash and cash equivalents, beginning of period		45,455,583	9,705,991
Cash and cash equivalents, end of period		32,805,441	4,051,163
Supplemental Cash Flow Information
Cash held in Escrow at period-end[1]		43,439	-
Purchase of property, plant, and equipment included in accounts payable and accrued liabilities		650,662	733,363
Cash paid for interest		1,043,678	252,749
Cash paid for taxes		518,175	-

The accompanying notes are an integral part of these consolidated financial statements.

1 - Cash held in escrow on June 30, 2021 relates to cash held relating to stock option exercises near the end of the period.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited, expressed in United States Dollars, unless stated otherwise)

1.       INCORPORATION AND NATURE OF BUSINESS

Wolverine Partners Corp. (“Wolverine”) was incorporated on November 22, 2017, under the Ontario Business Corporations Act. On March 11, 2019, the Company filed an amendment to the Articles of Incorporation whereby the Company re-designated the existing class of common shares as subordinate voting shares (“Subordinate Voting Shares”) and is authorized to issue an unlimited number of super voting shares (“Super Voting Shares”) and proportionate voting shares (“Proportionate Voting Shares”) (Note 18). On October 9, 2020, Wolverine filed Articles of Amendment changing the name of the Corporation to Gage Growth Corp (“Gage”, the “Corporation”, or the “Company”). The principal activities of the Company are providing branding and crucial support services to affiliated licensed operators that produce, distribute, and sell cannabis and cannabis-related products in the State of Michigan.

The Company was listed on the Canadian Securities Exchange effective April 6, 2021, having the ticker symbol GAGE.

2.       BASIS OF PRESENTATION AND STATEMENT OF COMPLIANCE

Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’. The Company followed the same accounting policies and methodologies as those disclosed within the audited annual financial statements for the year ended December 31, 2020, which were prepared in accordance with IFRS. These condensed interim consolidated financial statements should be read in conjunction with the Company’s December 31, 2020 audited annual consolidated financial statements.

These condensed interim consolidated financial statements were authorized for issue in accordance with a resolution of the Board of Directors on September 28, 2021.

Principles of consolidation

These condensed consolidated financial statements include the accounts of the Company and its controlled subsidiaries. For financial reporting purposes, the Company is considered to control a subsidiary when it is exposed, or has rights, to variable returns from its involvement with the subsidiary and can affect those returns through its power over the subsidiary. Controlled subsidiaries are included in the condensed consolidated financial statements from the date control is obtained until the date control ceases. Where the Company’s equity interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests. All intercompany balances, transactions, income, expenses, profits, and losses, including unrealized gains and losses, have been eliminated upon consolidation.

The accounts of the controlled subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The table below lists the Company, its controlled subsidiaries and the ownership interests in each during the three and six months ended June 30, 2021 and June 30, 2020.

Name of Company	Place of Incorporation / Operation	Functional Currency	Ownership %
Gage Growth Corp.	Canada	CAD	100%
Gage Innovations Corp.	Canada	CAD	100%
Cookies Retail Canada Corp.	Canada	CAD	80%
Rivers Innovation, Inc.	United States	USD	100%
Rivers Innovations US South LLC	United States	USD	100%
RI SPE LLC	United States	USD	100%
Spartan Partners Corporation	United States	USD	100%
Spartan Partners Holdings, LLC	United States	USD	51.3%
Spartan Partners Services LLC	United States	USD	51.3%
Spartan Partners, Properties LLC	United States	USD	51.3%
Spartan Partners Licensing LLC	United States	USD	51.3%
Mayde US, LLC	United States	USD	51.3%
AEY Holdings, LLC*	United States	USD	0%
AEY Thrive, LLC*	United States	USD	0%
AEY Capital, LLC*	United States	USD	0%
3 State Park, LLC*	United States	USD	0%
Pure Releaf SP Drive, LLC*	United States	USD	0%
Buena Vista Real Estate, LLC*	United States	USD	0%

Effective February 11, 2021, Spartan Services terminated its services agreement, its license agreement and its membership interest transfer restriction and succession agreement with Buena Vista Real Estate LLC (“Buena Vista”). At the time of such termination, Buena Vista held a local permit for a non-operational provisioning center in Buena Vista, Michigan.

*The Company through its subsidiaries, entered into Membership Interest Transfer Restriction and Succession Agreement and Services Agreements with its affiliated licensing companies which prevent the licensing companies from taking certain actions or omitting to take certain actions where to do so would be contrary to the expected economic benefits that the Company expects to derive from the relationship with the licensing companies. The Company includes these entities in its consolidation but has allocated their net loss and comprehensive loss in the Company’s condensed consolidated statements of loss and comprehensive loss to net loss attributable to non-controlling interest.

Use of significant estimates and judgments

In preparing the condensed consolidated financial statements, the Company is required to use certain critical accounting estimates and apply judgment in applying the Company’s accounting policies. The judgments and assumptions utilized by management are based on historical experience and various other factors that management believes to be reasonable under the circumstances.

The accounts requiring a greater use of estimates, assumptions, or management judgment are consistent with those disclosed in the notes to the annual consolidated financial statements for the year ended December 31, 2020.

Significant accounting policies

The Company has applied the same accounting policies in preparing the condensed consolidated financial statements as those disclosed in the notes to the annual consolidated financial statements for the year ended December 31, 2020.

3.        ACCOUNTS RECEIVABLES

Accounts receivable represents receivables arising under the normal course of business. Trade receivables arise when the Company sells product on wholesale, or when the Company recognizes revenue through a royalty agreement. The Company does not generate receivables from the sale of product through its retail stores.

	June 30, 2021	December 31, 2020
Trade receivables	3,651,221	399,655
Allowance for doubtful accounts	(147,278)	(147,278)
Ending Balance	3,503,943	252,377

4.       CONVERTIBLE DEBENTURE RECEIVABLE

On November 22, 2019, the Company and Radicle Cannabis Holdings Inc. (“Radicle”) entered into a credit facility in the form of a 12% secured convertible debenture agreement in the principal amount of CAD $500,000. The maximum principal allowed under the facility is CAD $1,000,000. On June 9, 2021, the Company invested an additional CAD $500,000 into the facility, reaching the maximum under the existing facility. The debenture bears interest at 12% per annum on outstanding principal and is payable semi-annually in arrears. The debenture matures on November 22, 2022, however, it can be converted into fully paid common shares at a conversion price of CAD $0.60 per common share. The convertible debenture is secured against all of Radicle’s personal property, and all of the proceeds thereof.

Below is the movement in this convertible debenture:

	June 30, 2021	December 31, 2020
	$	$
Opening Balance	379,145	363,962
Advanced during the period	413,394	-
Changes in fair market value of convertible debentures	24,314	6,543
Foreign exchange gain (loss)	6,018	8,640
Ending Balance	822,871	379,145

The convertible debenture being a compound financial instrument has been designated as investment at fair value through profit or loss (FVTPL) and has been fair valued on initial recognition and subsequently at year end.

The debentures were fair valued using discounted cash flows at a discount rate of 12%, with fair value changes included in the ‘Loss on financial instruments’ line of the condensed consolidated statements of loss and comprehensive loss. During the three months ended June 30, 2021, the Company recognized a change in fair value of investments of $1,257 (3 months ended June 30, 2020 – $3,043) and an unrealized foreign exchange gain (loss) of ($2,639) (3 months ended June 30, 2020 – $9,079) on the debenture. During the six months ended June 30, 2021, the Company recognized a change in fair value of investments of $24,314 (6 months ended June 30, 2020 – $3,043) and an unrealized foreign exchange gain (loss) of $6,018 (6 months ended June 30, 2020 – $11,231)) on the debenture.

5.       BIOLOGICAL ASSETS

The Company’s biological assets consist of cannabis plants. The changes in the carrying value of biological assets are as follows:

	June 30, 2021	December 31, 2020
	$	$
Balance, beginning of period	1,988,606	524,649
- Unrealized gain on changes in fair value of biological assets	1,081,745	2,308,139
- Increase in biological assets due to capitalized costs	844,863	2,829,388
- Transferred to inventory upon harvest	(1,718,850)	(3,673,570)
Balance, end of period	2,196,364	1,988,606

The Company measured its biological assets at fair value less costs to complete and to sell. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price less costs to complete and to sell per gram.

The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The Company’s method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest.

The significant assumptions used in determining the fair value of biological assets include the standard cost incurred in each stage of the plant growth, the stage of completion in the production process, including estimates of harvest dates and the following:

	June 30, 2021	December 31, 2020
Estimated selling price per gram net of costs to sell	$7.54	$8.55
Average yield per plant	104g	206g
Attrition rate	6.9%	14.1%
Standard cost per gram	$3.44	$4.20

As of June 30, 2021, the weighted-average estimated selling price per gram net of costs to complete and sell of dried cannabis was $5.77 (December 31, 2020 - $6.52). It is expected that the Company’s biological assets on hand at June 30, 2021 will yield approximately 936,422 grams (December 31, 2020 – 762,208 grams) of medical and adult-use cannabis when harvested. The estimated growing period is approximately 92 days.

During the six months ended June 30, 2021, the Company’s biological assets produced 1,105,654 grams (six months ended June 30, 2020 – 383,155) of dried cannabis. During the three months ended June 30, 2021, the Company’s biological assets produced 609,350 (three months ended June 30, 2020 – 294,476).

Management has quantified the sensitivity of the inputs and determined the following:

-	Selling price per gram – a decrease in the average selling price per gram by 5% would result in the June 30, 2021 biological asset value decreasing by $156,887 in value.
-	Harvest yield per plant – a decrease in the harvest yield per plant of 5% would result in the June 30, 2021 biological asset value decreasing by $145,017 in value.
-	Standard cost per gram – an increase of the cost per gram of 5% would result in the June 30, 2021 biological asset value decreasing by $51,813 in value.

The Company’s estimates are, by their nature, subject to change, and differences from the assumptions above including selling prices, costs to complete and to sell, anticipated yield per plant, and attrition rate will be reflected in the gain or loss on biological assets in future periods.

6.       INVENTORY

Inventory consists of domestically grown and produced medicinal and adult-use cannabis, concentrates, edibles, vaporizers, and merchandise for distribution. During the six months ended June 30, 2021, the Company expensed $30,198,566 (2020 – $9,860,932) associated with inventory purchases and production during the year. During the three months ended June 30, 2021, the Company expensed $17,274,394 (2020 - $6,187,076) in costs associated with inventory purchases and production during the year. This includes both costs to directly purchase from third parties as well as the costs of internally completed production and packaging. During the six months ended June 30, 2021, the Company expensed $187,692 (2020 – 203,381) associated with the costs of excess and obsolete inventory. During the three months ended June 30, 2021, the Company expensed $99,132 (2020 – 203,381) associated with the costs of excess and obsolete inventory. As of June 30, 2021, the Company has inventory of $7,940,998 (December 31, 2020 - $8,527,999) comprised of the following:

	June 30, 2021	December 31, 2020
	$	$
Supplies and work-in-process	2,155,670	458,146
Finished goods	5,785,328	8,069,853
Total inventory	7,940,998	8,527,999

7.       PROPERTY, PLANT AND EQUIPMENT

	Land	Building	Leasehold improvements	Machinery and equipment	Office furniture and equipment	Computer and software	Construction in progress	Vehicles	Total
	$	$	$	$	$	$	$	$	$
Cost
At December 31, 2020	1,464,732	6,494,721	5,670,855	4,334,657	572,672	787,738	6,068,007	57,727	25,451,109
Transfer to capital assets	-	-	-	-	-	-	(1,958,605)	-	(1,958,605)
Additions	603,500	523,668	451,012	470,320	428,035	366,446	11,047,716	-	13,890,697
Impairment	-	-	-			-	(108,795)	-	(108,795)
Impact of Foreign Currency	-	-	-	-	-	-	50,632	-	50,632
At June 30, 2021	2,068,232	7,018,389	6,121,867	4,804,977	1,000,707	1,154,184	15,098,955	57,727	37,325,038
	-	(0.26)	(0.41)	(0.60)	(0.27)	0.37		(0.34)	50,631.59
Accumulated depreciation
At December 31, 2020	-	166,291	118,130	517,627	77,463	223,094	-	12,516	1,115,121
Impairment	-	-	-	-	-	-	-	-	-
Depreciation expense		87,312	112,388	286,953	50,086	109,961	-	5,777	652,477
At June 30, 2021	-	253,603	230,518	804,580	127,549	333,055	-	18,293	1,767,599
		(234,698)	(249,424)	(815,238)	(127,549)	(322,397)		(18,293)	(1,767,599)
Carrying value
At December 31, 2020	1,464,732	6,328,430	5,552,725	3,817,030	495,209	564,644	6,068,007	45,211	24,335,988
At June 30, 2021	2,068,232	6,764,786	5,891,349	4,000,397	873,158	821,129	15,098,955	39,434	35,557,439

During the first quarter of 2021, the Company terminated its services agreement, license agreement, and membership interest transfer restriction and succession agreement with Buena Vista Real Estate, LLC (Buena Vista), a consolidated entity. Consequently, the Company determined that property, plant, and equipment held associated with Buena Vista should be fully impaired. The Company recorded $108,795 of expense associated with the impairment specific to property, plant, and equipment.

8.       RIGHT-OF-USE LEASE ASSETS AND LIABILITY

The Company’s leased assets only include buildings.

For leases initiated during 2020, the Company discounted lease payments using incremental borrowing rates of 13-15%. The Company did not initiate new leases through the first six months of 2021.

Right-of-use-asset	June 30, 2021	December 31, 2020
	$	$
Beginning of year	13,036,064	3,626,267
Building lease additions	-	10,511,331
Depreciation recognized	(1,025,245)	(1,101,534)

Impairment recognized	(36,895)	-
Other	(46,913)	-
Balance, end of period	11,927,011	13,036,064

Lease liability	June 30, 2021	December 31, 2020
	$	$
Beginning of year	13,002,780	3,011,726
Building lease additions	-	11,645,982
Lease Interest	886,098	714,935
Lease payments	(1,264,552)	(2,369,863)
Other	(106,197)	-
Balance, end of period	12,518,129	13,002,780
Less: Current portion	(1,082,932)	(919,528)
Less: Lease assignment payable	-	(100,000)
Non-current portion	11,435,197	11,983,252

Lease assignment payable pertains to an amount due to a related party relating to an initial lease assignment fee for two properties. As of June 30, 2021, $nil (December 31, 2020- $100,000) was outstanding. ‘Other’ impacts to lease asset and lease liability in the tables above relate to either foreign currency impact or lease modifications.

As discussed in note 7, the Company determined that it would not continue its relationship with licensed entity Buena Vista. Consequently, the Company incurred an impairment expense of $36,895 associated with the right-of-use assets related to Buena Vista during the period.

9.       INVESTMENTS

(a)	Mass2Media, LLC

On October 8, 2019, pursuant to the acquisition of Rivers Innovations Inc., the Company acquired a 13% ownership (on a fully diluted basis) in a private company Mass2Media, LLC, doing business as PX2 Holdings, LLC. The fair value at the date of acquisition was $11,900,000. The fair value measurement for this investment has been categorized as Level 3 fair value based on the inputs to the valuation technique used.

On June 28th, 2021, Mass2Media LLC entered into a Contribution and Exchange Agreement with Cascade Sciences, LLC, to create a new entity “Sinclair Scientific LLC”. The existing shareholders of Mass2Media LLC and Cascade Sciences, LLC became the shareholders in the newly created entity. Consequently, Gage became an 8% holder of Cascade Sciences, LLC.

The Company determined the fair value of this investment based on quoted prices. During the six months ended June 30, 2021, the Company recognized a loss on fair value of investment of $1,391,534 (2020 – $291,051). During the three months ended June 30, 2021, the Company recognized a loss on fair value of investment of $1,760,834 (2020 –$1,254,051).

	June 30, 2021	December 31, 2020
	$	$
Balance, beginning of the period	5,900,000	10,800,000
Changes in fair value	(1,391,534)	(4,787,393)
Impact of currency translation	91,535	(112,607)
Balance, end of period	4,600,001	5,900,000

(b)	Cookies Creative Consulting & Promotions, LLC

On February 20, 2019, the Company, through one of its Michigan subsidiaries, entered into a convertible promissory note purchase agreement with a California Limited Liability Company (CLLC) - Cookies Creative Consulting & Promotions, LLC. The Company, through a purchase of convertible debt, invested $1 Million in exchange for a convertible promissory note with the principal amount of same bearing interest at 2.55% per annum with a two-year maturity date. Upon a liquidity event, the Company at its sole discretion, may convert the note, together with all unpaid accrued interest thereon, into Membership Units, on such terms as the Company and the Holder reasonably agree, at a conversion price equal to the Qualified Financing Cap (equal to $100 million dollars) divided by the aggregate number of outstanding shares of Common Stock immediately prior to such Maturity Date, on a Fully Diluted Basis.

This investment was fair valued using discounted cash flows at a discount rate of 12%, with gain (loss) in fair value for the six months ended June 30, 2021 of $15,749 (6 months ended June 30, 2020 –$36,368), and the three months ended June 30, 2021 of $20,266 (3 months ended June 30, 2020 – $18,206) recorded in the condensed consolidated statements of loss and comprehensive loss. Below is the movement in this convertible promissory note:

	June 30, 2021	December 31, 2020
	$	$
Balance, beginning of period	987,797	914,000
Changes in fair value	15,749	73,797
Balance, end of period	1,003,546	987,797

(c)	Mesh Ventures, LLC

On February 20, 2019, the Company, through one of its Michigan subsidiaries entered into a Subscription Agreement to purchase Class A Common Units and /or Class B Common Units of a Delaware limited liability company – Mesh Ventures LLC, by making a capital investment of $1,500,000. We have valued our investment by assessing the valuation of specific investments within this fund, using the latest imputed valuation based on capital raises or sales multiples based on comparable companies in the industry. We have categorized these as level 3 inputs. Below is the movement of the investment.

	June 30, 2021	December 31, 2020
	$	$
Balance, beginning of period	2,286,560	615,330
Changes in fair value	560	1,671,230
Balance, end of period	2,287,120	2,286,560

10.       GENERAL AND ADMINISTRATIVE EXPENSES

For the three months ended June 30, general and administrative expenses consist of the following:

	Three months ended June 30, 2021	Three months ended June 30, 2020
	$	$
Salaries and benefits	5,095,438	2,393,709
Professional fees	2,087,388	372,173
Facility, office, and administrative	1,385,300	1,035,318
Consulting fees	880,046	614,849
Insurance	487,461	185,649
Licenses	406,424	226,015
Repairs and maintenance	140,229	82,735
Travel and entertainment	115,192	106,353
Property taxes	79,119	49,373
Dues and subscriptions	16,041	2,426
Research and development	15,825	-
Other	21,168	3,520
Total general and administration expenses	10,729,631	5,072,120

For the six months ended June 30, general and administrative expenses consist of the following:

	Six months ended June 30, 2021	Six months ended June 30, 2020
	$	$
Salaries and benefits	8,542,337	3,812,644
Professional fees	3,462,725	949,796
Facility, office, and administrative	2,555,454	1,563,916
Consulting fees	1,521,891	1,019,249
Insurance	585,542	407,276
Licenses	701,126	295,582
Repairs and maintenance	332,462	193,740
Travel and entertainment	249,538	160,746
Property taxes	132,225	65,482
Dues and subscriptions	41,998	9,745
Research and development	15,825	-
Other	31,448	4,169
Total general and administration expenses	18,172,571	8,482,345

11.       SALES AND MARKETING EXPENSES

For the three months ended June 30, sales and marketing expenses consist of the following:

	Three months ended June 30, 2021	Three months ended June 30, 2020
	$	$
Royalty and commission	791,163	201,855
Marketing service	507,352	135,381
Advertising	491,251	150,435
Packaging	21,866	65,834
Public relations	-	3,151
Total sales and marketing expenses	1,811,632	556,656

For the six months ended June 30, sales and marketing expenses consist of the following:

	Six months ended June 30, 2021	Six months ended June 30, 2020
	$	$
Royalty and commission	1,194,572	353,877
Marketing service	1,168,217	284,258
Advertising	842,860	267,682
Packaging	57,688	97,930
Public relations	47,038	27,050
Sponsorship	-	5,242
Total sales and marketing expenses	3,310,375	1,036,039

12.       ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities is comprised of:

	June 30, 2021	December 31, 2020
	$	$
Trade payables	12,641,724	7,272,007
Accrued liabilities	2,917,884	4,310,861
Accrued payroll	1,169,811	1,061,580
Sales tax payable	1,545,674	592,653
	18,275,093	13,237,101

13.       PROPERTY PURCHASE PAYABLE

	June 30, 2021	December 31, 2020
	$	$
Opening balance	-	2,597,804
Additions	3,740,534	-
Interest	81,366	67,464
Payments	(96,044)	(2,665,268)
Ending balance	3,725,856	-
Less: current portion	(1,571,599)	-
Non-current balance	2,154,257	-

The opening balance of Property purchase payable in 2020 represented the balance due on purchase of Land and Building in accordance with purchase of the Ferndale property on September 6, 2019. The total sale price of the property (land and building) was $3,593,528 of which $1,000,000 was paid at closing and the remaining $2,593,528 debt carried an interest rate of 11% per annum. The balance was relieved as part of a non-cash transaction associated with the closing of the sale leaseback related to the Ferndale location during the fourth quarter of 2020.

On March 25, 2021, the Company purchased a property in Harrison, Michigan. The total stated sales price of the property (land and building) was $2,000,000, of which $650,000 was paid at closing. The remaining $1,350,000 was payable through a land contract. The stated interest rate on the land contract was 7%. The land contract is payable over five years, with monthly payments ranging from $3,500 to $5,000 during the first year of the contract, and monthly payments of $21,884 over the remaining life of the contract. At the end date of the contract (April 1, 2026), the Company will owe the remaining principal balance of $666,398.

On April 9, 2021, the Company purchased a property in Kalamazoo, Michigan. The total stated sales price of the property (land and building) was $294,000, of which $70,000 was paid at closing. The remaining $224,000 was payable through a land contract. There was no interest on the contract. The land contract is payable over ten months, with monthly payments ranging of $22,400.

On April 13, 2021, the Company purchased a property in River Rouge, Michigan. The total stated sales price of the property (land and building) was $1,995,000, of which $500,000 was paid at closing. The remaining $1,495,000 was payable through a land contract. The stated interest rate on the land contract was 7%. The land contract is payable over three years, with monthly payments of $46,451.

On June 10, 2021, the Company purchased a property in Jackson, Michigan. The total stated sales price of the property (land and building) was $2,300,000, of which $1,300,000 was paid at closing. The remaining $1,000,000 was payable through a land contract. The stated interest rate on the land contract was 5%. The land contract is payable over one year, with the amount of monthly payments at the option of the Company.

In-line with IFRS 9 guidance, the Company valued all land contracts initiated during 2021 using a market interest rate of 12%.

14.       DEBENTURE PAYABLE

On September 30, 2020, the Company issued the following debentures:

a)	2,300 units at CAD 1,000 per unit (“CAD Unit”). Each CAD Unit comprised of one (1) CAD 1,000 debenture and 67 share purchase warrants. Each warrant entitles the holder to purchase one Subordinate Voting Share at a price of CAD 1.50 for a period of 18 months following a liquidity event as defined under the warrant certificate.
b)	750 units at USD 1,000 per unit (“USD Unit”). Each USD Unit comprised of one (1) USD 1,000 debenture and 87 share purchase warrants. Each warrant entitles the holder to purchase one Subordinate Voting Share at a price of USD 1.15 for a period of 18 months following a liquidity event as defined under the warrant certificate.

The debentures are unsecured and carry a coupon rate of 13.5% with a term of 12 months. The CAD debentures were valued using a market interest rate of 15%, with the remaining value assigned to the share purchase warrants. The USD share purchase warrants were valued using an expected remaining life of approximately 18 months and an annualized volatility of 81.4%, and a share price valuation of 1.75 USD with the remaining value assigned to the debenture. Period-over-period changes to the valuation of the warrants are included in the ‘Loss on financial instruments’ line of the condensed consolidated statements of loss and comprehensive loss. CAD warrants are classified within the ‘Reserve for warrants’ portion of the statement of changes of financial position. CAD debentures, USD debentures, and USD warrants are classified within the ‘Debentures payable’ portion of the condensed consolidated statements of financial position.

On April 6, 2021, a liquidity event occurred when the Company became publicly listed on the Canadian Securities Exchange (“CSE”). This triggered the start of the exercise period for both the USD and CAD warrants as described above.

$
Balance, December 31, 2020	2,626,906
Interest	212,713
Fair value change of liability-classified warrants	40,650
Impact of foreign currency	47,505
Balance, June 30, 2021	2,927,774

15.       SHARE CAPITAL

As of June 30, 2021, the Company’s share capital consisted of:

a.	An unlimited number of Subordinate Voting Shares of which 138,170,864 shares are issued;
b.	An unlimited number of Super Voting Shares of which 1,500,000 shares are issued; and
c.	1,500,000 Exchangeable Units issued by Spartan Partners Holding, LLC, which are exchangeable for either 75,000,000 Subordinate Voting Shares or 1,500,000 Proportionate Voting Shares of the Company.

The Company recorded $5,105,960 of expense associated with share-based payments during the six months ended June 30, 2020. (2020 - $3,992,874). The Company recorded $1,479,938 of expense associated with share-based payments during the three months ended June 30, 2021. (2020 – $2,666,672)

Subordinate Voting Shares

The following were activities pertaining to Subordinate Voting Shares during the six months ended June 30, 2021.

	Number of Subordinate Voting Shares
	#	$
Balance, December 31, 2020	131,649,944	89,669,811
Shares issued in accordance with Reg, A offering	4,614,255	7,442,582
Shares issued to employees	1,100,000	1,990,951
Shares issued to service providers	495,000	882,701
Shares issued on exercise of options	311,665	600,505
Balance, June 30, 2021	138,170,864	100,586,550

On December 14, 2020, December 30, 2020, and January 27, 2021, the Company closed its offering (the “Reg A Offering”) of Subordinate Voting Shares pursuant to Regulation A, Tier 2, of the U.S. Securities Act. As part of this offering, the Company issued a total of 28,571,400 Subordinate Voting Shares. The offering was at $1.75 USD per share. As part of the offering, the Company also issued 23,757,145 warrants to its largest subscriber. All warrants were issued during December of 2020. These warrants allowed the subscriber to purchase shares at $2.60 USD at any point within three years of the issue date. The Company split the equity raised between the warrant liability and share capital. The warrants were classified as liabilities as the Holder has the option to obligate the Company to remit shares based on the difference between the current market price and the strike price. Further, the Company also reduced share capital by $1,001,032 associated with transaction costs directly attributable to the offering. To value the warrant liability, the Company utilized a volatility of 107% and a stock price of $1.75. The change in value between the issue date and the current value is included in the Loss on financial instruments line of the condensed consolidated statement of loss and comprehensive loss. The Company recorded a $263,293 gain associated with the change in warrant valuation during the six months ended June 30, 2021, and a $735,945 gain associated with the change in warrant valuation during the three months ended June 30, 2021.

An increase in volatility of 10% would increase the value of the Reg A warrant liability by $2.3 million. A decrease in volatility of 10% would decrease the value of the Reg A warrant liability by $2.4 million.

An increase in the Company’s share price of 10% would increase the value of the Reg A warrant liability by $3.4 million. A decrease in the share price of 10% would decrease the value of the Reg A warrant liability by $3.3 million.

On February 19, 2021, the Company issued 100,000 Subordinate Voting Shares at a fair value of USD$1.75 per share for a value of $175,000. The shares vested immediately upon issuance and the Company recorded a share-based expense of $175,000.

On March 9, 2021, the Company issued 425,000 Subordinate Voting Shares to contractors of the Company at a fair value of USD$1.75 per share for a value of $743,750. The shares vested immediately upon issuance and the Company recorded a share-based expense of $743,750. The shares were valued based on the equity value as it was not feasible to estimate the fair value of services rendered.

On April 6th, 2021, the Company issued 1,000,000 shares to the CEO at a fair value of $1.75 per share for a fair value of $1,750,000.

Stock option plan

The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, grant to directors, officers, employees, and consultants of the Company non-transferable options to purchase common shares, provided that the number of Subordinate Voting Shares reserved for issuance under the Stock Option Plan shall not exceed fifteen percent (15%) of the issued and outstanding Subordinate Voting Shares. The options are exercisable for a period of up to ten (10) years.

The Board of Directors determines the price per Subordinate Voting share and the number of Subordinate Voting Shares that may be allocated to each director, officer, employee, and consultant and all other terms and conditions of the option. The following is the option activity for the six months ended June 30, 2021 and the year ended December 31, 2020:

	June 30, 2021		December 31, 2020
	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price
	#	CAD$	#	CAD$
Balance, beginning of period	13,621,827	0.90	13,238,440	0.89
Granted	2,581,400	2.20	1,356,700	1.11
Exercised	(311,665)	1.50	-	-
Forfeited	(99,101)	1.50	(973,313)	1.32
Balance, end of period	15,792,461	1.11	13,621,827	0.90

The fair value of the stock options was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2021	2020
Expected dividend yield	0%	0%
Expected volatility	90-108%	170% - 173%
Risk-free interest rate	0.25%	0.39%- 1.39%
Expected life	5	5
Forfeiture percentage	10%-15%	-

The following summarizes the stock options outstanding at June 30, 2021:

Options Granted	Options Forfeited	Options Exercised	Options Exercisable	Exercise Price	Weighted-Average Remaining Contractual Life of Outstanding Options
#	#	#	#	$	Years
3,650,000	-	-	3,650,000	0.08 (C$0.10)	1.78
4,000,000	-	-	2,666,662	0.59 (C$0.75)	2.59
277,834	(35,000)	-	277,834	1.18 (C$1.50)	2.93
4,500,000	(276,665)	(271,668)	1,300,000	1.18 (C$1.50)	3.26
58,960	-	-	29,480	1.14 (C$1.45)	3.16
6,700	-	-	6,700	1.18 (C$1.50)	3.63
250,000	-	-	83,333	1.18 (C$1.50)	3.92
500,000	-	-	500,000	1.18 (C$1.50)	3.92
400,000	-	-	-	1.18 (C$1.50)	4.17
200,000	-	-	-	1.18 (C$1.50)	4.17
1,088,900	-	(39,100)	-	1.75 (C$2.20)	4.60
1,482,500	-	(10,000)	-	1.75 (C$2.20)	4.60
10,000	-		-	1.75 (C$2.20)	4.73
16,424,894	(311,665)	(320,768)	8,514,009		3.03

16.       RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

The Corporation’s key management personnel have authority and responsibility for overseeing, planning, directing and controlling the activities of the Corporation. Key management personnel include members of the Board of Directors, Chief Executive Officer/President and Chief Financial Officer. Compensation of key management personnel may include short-term and long-term benefits. Short-term benefits include salaries and bonuses. Share-based compensation include warrants and stock options vested during the year.

Compensation provided to key management for the three and six months ended June 30, 2021 and June 30, 2020 is as follows:

	Three months ended
	June 30, 2021	June 30, 2020
Salaries and benefits	223,720	189,038
Share-based payments	459,152	2,046,914
Total	682,872	2,235,952

	Six months ended
	June 30, 2021	June 30, 2020
Salaries and benefits	434,737	321,174
Share-based payments	2,600,489	2,371,782
Total	3,035,226	2,692,956

17.       NON-CONTROLLING INTEREST

Non-controlling interest (“NCI”) represents equity interests in consolidated entities that are owned by parties that are not shareholders of the ultimate parent. Non-controlling interest is to be initially measured either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement is made on a transaction-by-transaction basis. The share of net assets attributable to non-controlling interests is presented as a component of equity. Their share of net income or loss is recognized directly in equity. Changes in the parent company’s ownership interest that do not result in a loss of control are accounted for as equity transactions.

Effective February 11, 2021, Spartan Services terminated its services agreement, its license agreement and its membership interest transfer restriction and succession agreement with Buena Vista.

As of June 30, 2021, and for the three and six months then ended, non-controlling interest included the following amounts before intercompany eliminations:

	Cookies Retail Canada	Spartan Services LLC	Spartan Licensing LLC	Spartan Properties LLC	Spartan Holdings LLC	AEY Capital LLC	Thrive Enterprises	3 State Park LLC	Buena Vista Real Estate	AEY Holdings, LLC	Total
Total Assets	755,480	36,612,190	3,290,667	36,571,046	-	15,601,857	3,037,144	-	-	1,351,561	97,219,945
Total Liabilities	(944,932)	(37,826,009)	(2,571,259)	(36,633,836)	-	(39,948,606)	(10,404,385)	(997,486)	(423,472)	(4,257,073)	(134,007,058)
Net Assets	(189,452)	(1,213,819)	719,408	(62,790)	-	(24,346,749)	(7,367,241)	(997,486)	(423,472)	(2,905,512)	(36,787,113)
Net Assets attributable to NCI	(37,890)	(591,130)	350,352	(30,579)	-	(24,346,749)	(7,367,241)	(997,486)	(423,472)	(2,905,512)	(36,349,707)

For six months ended June 30, 2021
Revenue	-	21,687,014	1,490,000	1,165,040	-	46,965,669	10,338,745	-	-	3,295,539	84,942,007
Net Income (loss)	(161,577)	393,536	72,990	652,565	-	(8,906,105)	(1,811,753)	(150,680)	(30,996)	(1,157,545)	(11,099,565)
Net Income (loss) attributable to NCI	(32,315)	191,652	35,546	317,799	-	(8,906,105)	(1,811,753)	(150,680)	(30,996)	(1,157,544)	(11,544,396)

For three months ended June 30, 2021
Revenue	-	10,615,040	745,000	582,520	-	28,933,413	5,715,666	-	-	1,728,621	48,320,260
Net Income (loss)	(64,382)	(325,438)	56,603	747,770	-	(4,369,307)	(826,232)	(136,134)	2,056	(460,747)	(5,375,811)
Net Income (loss) attributable to NCI	(12,876)	(158,488)	27,566	364,164	-	(4,369,307)	(826,232)	(136,134)	2,056	(460,746)	(5,569,997)

NCI percentage at June 30, 2021	20.00%	48.70%	48.70%	48.70%	48.70%	100%	100%	100%	100%	100%

As of June 30, 2020, and for the three and six months then ended, non-controlling interest included the following amounts before intercompany eliminations:

	Spartan Services LLC	Spartan Licensing LLC	Spartan Properties LLC	Spartan Holdings LLC	AEY Capital LLC	Thrive Enterprises	3 State Park LLC	Buena Vista Real Estate	AEY Holdings, LLC	Total
Total Assets	9,229,887	1,447,761	29,661,473	-	7,292,419	1,217,442	-	-	587,488	49,436,470
Total Liabilities	(12,646,033)	(2,649,031)	(29,472,049)	-	(13,005,548)	(3,662,294)	(233,030)	(315,094)	(575,565)	(62,558,644)
Net Assets	(3,416,146)	(1,201,270)	188,424	-	(5,713,129)	(2,444,852)	(233,030)	(315,094)	11,923	(13,123,174)
Net Assets attributable to NCI	(1,663,663)	(585,018)	91,762	-	(5,713,129)	(2,444,852)	(233,030)	(315,094)	11,923	(10,851,101)

For six months ended June 30, 2020
Revenue	67,891	150,000	614,513	-	16,756,927	4,686,249	-	-	1,328,579	23,604,158
Net Income (loss)	(772,136)	164,613	326,996	-	(200,237)	(435,779)	(200,128)	(53,122)	11,923	(1,157,870)
Net Income (loss) attributable to NCI	(376,150)	80,045	159,208	-	(200,237)	(435,779)	(200,128)	(53,122)	11,923	(1,014,240)

For three months ended June 30, 2020
Revenue	(4,688,809)	75,000	230,388	-	10,083,565	3,332,497	-	-	1,328,579	10,361,220
Net Income (loss)	(1,035,439)	264,797	32,349	-	1,639,550	87,059	(138,098)	(30,437)	121,580	941,361
Net Income (loss) attributable to NCI	(504,379)	128,835	15,715	-	1,639,550	87,059	(138,098)	(30,437)	121,580	1,319,825

NCI percentage at June 30, 2021	48.70%	48.70%	48.70%	48.70%	100%	100%	100%	100%	100%	100%

18.       INCOME TAXES

There have been no material changes to income tax matters in connection with normal course operations during the three months ended June 30, 2021. The Company is subject to federal and state income tax of Michigan. During the most recent period ended and fiscal year to date, there were no material changes to the statutory income tax rates in either jurisdiction.

Income tax (recovery) expense is recognized based on management’s estimate of the weighted average effective annual tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective tax rate in the condensed consolidated interim financial statements may differ from management’s estimate of the effective tax rate for the annual financial statements. For the three months ended June 30, 2021, the Company recorded income tax expense of $1,844,110 (2020 – income tax expense of $1,253,548). For the six months ended June 30, 2021, the Company recorded income tax expense of $2,996,070 (2020 – income tax expense of $1,814,906).

19.       COMMITMENTS AND CONTINGENCIES

Legal proceedings

In the normal course of business, the Company may become involved in legal disputes regarding various litigation matters. In the opinion of management, any potential liabilities resulting from such claims would not have a material effect on the financial statements.

Contractual Construction Agreements

The Company has entered into construction contracts with two contractors for three locations under construction as of June 30, 2021. The sum of these contracts as of June 30 was $6,728,503 (December 31, 2021 - $6,534,913) and the sum owing totaled $477,277 (December 31, 2020 - $143,697)

Government regulations

Cannabis is categorized as a Schedule-1 controlled substance by the Drug Enforcement Agency. A Schedule-1 controlled substance is defined as a substance that has no currently accepted medical use in the United States, a lack of safety for use under medical supervision, and a high potential for abuse. Although Federal law still categorizes cannabis as a Schedule-1 controlled substance and it is illegal to grow, possess and consume under Federal law and the United States Department of Justice, over thirty-three states and the District of Columbia have passed state laws that permit doctors to recommend prescribing cannabis for medical use, and over ten states and the District of Columbia have enacted laws that legalize the adult-use and recreational use of cannabis. Since federal law criminalizing the use of cannabis preempts state laws that legalize its use, strict enforcement of federal law regarding cannabis would likely result in the Company’s inability to proceed with our business plans. In addition, the Company’s assets, including real property, cash, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

20.       SEGMENT INFORMATION

For the three and six month periods ended June 30, 2021 and 2020, the Company operates in one segment, which is the production and sale of medical and adult-use cannabis in Michigan, United States. All property, plant, and equipment and intangible assets are located in Michigan, United States. All revenue was generated in Michigan, United States.

21.       NET LOSS PER SHARE

Basic loss per share is calculated by dividing profit or loss attributable to equity holders of the Company (the numerator) by the weighted average number of shares outstanding (the denominator) during the year. Potentially dilutive shares, such as warrants and options, were excluded from the calculations of diluted net loss per share for the three and six month periods ended June 30, 2021 and 2020 as they are antidilutive. Please reference footnotes 14 and 15 for a discussion of all potentially dilutive securities.

22.       FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company, as part of its operations, carries financial instruments consisting of cash and cash equivalents, accounts receivable, other receivables, interest receivable, a promissory note, marketable securities, convertible debentures receivable, investments, accounts payable and accrued liabilities, debentures payable, lease liability, lease assignment payable, note payable, property purchase payable, and warrants payable. It is management's opinion that the Company is not exposed to significant credit, interest, or currency risks arising from these financial instruments except as otherwise disclosed.

Fair value

Fair value represents the price at which a financial instrument could be exchanged in an orderly market, in an arm's length transaction between knowledgeable and willing parties who are under no compulsion to act.

The Company classifies the fair value of certain assets and liabilities according to the following hierarchy based on the number of observable inputs used to value the instrument as follows:

Level 1: Fair value measurements are those derived from quoted prices (unadjusted) in the active market for identical assets or liabilities.

Level 2: Fair value measurements are those derived from inputs other than quoted prices that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (derived from prices).

Level 3: Fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

The fair value of cash and cash equivalents and marketable securities are determined on level 1 inputs. The fair value of the loan payable, the Cookies Creative note, the warrant liability, and the Mesh investment are determined on level 2 inputs. The Mass2Media investment is determined using level 3 inputs. The carrying amount of accounts receivable, promissory note, interest receivable, convertible debentures receivable, accounts payable and accrued liabilities, lease assignment payable, debenture payable, note payable, and property purchase payable approximates its fair value due to the short-term maturities of these items.

Financial instruments risk

The Company is exposed to varying degrees of financial instrument related risks. The Company mitigates these risks by assessing, monitoring, and approving the Company’s risk management processes. A summary of the Company’s risk exposures as it relates to financial instruments is as follows:

Interest rate risk

Interest rate risk relates to changes in interest rates which will affect the Company’s income, or the value of the financial instruments held.  The Company does not hold financial liabilities or financial assets with variable interest rates.

Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or a counterparty to a financial instrument fails to meet its contractual obligations.  Credit risk from customers is minimal as most sales are cash sales from the retail stores. The Company is exposed to credit risk from cash and cash equivalents of $32,805,441 (December 31, 2020 - $45,455,583), accounts receivable of $3,503,943 (December 31, 2020 - $252,377), other receivables of $178,566 (December 31, 2020 – nil), marketable securities of $59,017 (December 31, 2020 - $84,197), interest receivable of $17,143 (December 31, 2020 - $80,116), investments of $10,790,667 (December 31, 2020 - $9,174,357), and a convertible debenture of $822,871 (December 31, 2020 - $379,145). The risk exposure is limited to their carrying amounts at the consolidated statement of financial position date.  The risk for cash and cash equivalents is mitigated by holding these instruments with highly rated financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows, as well as anticipated investing and financing activities. The Company typically settles its financial obligations in cash. The ability to settle obligations in cash is dependent on the Company raising financing in a timely manner and by maintaining sufficient cash in excess of anticipated needs.

Undiscounted contractual obligations as of June 30, 2021 are as follows:

	Total	Less than 1 year	1 year - 3 years	3 years - 5 years	Over 5 years
Accounts payable and accrued liabilities	18,275,093	18,275,093	-	-	-
Lease liabilities	21,176,171	2,545,516	5,072,796	4,556,791	9,001,068
Note payable	4,319,192	1,379,004	2,940,188	-	-
Debentures payable	2,957,511	2,957,511	-	-	-
Property purchase payable	4,605,450	1,914,429	1,586,935	1,104,086	-
Total	51,333,417	27,071,553	9,599,919	5,660,877	9,001,068

23.       CAPITAL MANAGEMENT

The Company’s objective is to maintain a sufficient capital base to maintain investor, creditor and customer confidence, to sustain future development of the business and to provide the ability to continue as a going concern. Management defines capital as the Company’s shareholders’ equity. The Board of Directors does not establish quantitative return on capital criteria for management; but rather promotes year over year sustainable growth. The Company currently has not paid any dividends to its shareholders.

As of June 30, 2021, total managed capital was comprised of shareholders’ equity of $41,170,888 (December 31, 2020 - $48,743,330). There were no changes in the Company’s approach to capital management during the period ended June 30, 2021.

As of June 30, 2021, the Company is not subject to externally imposed capital requirements.

24.       SUBSEQUENT EVENTS

The following subsequent events have been updated through September 27, 2021.

(a)	On July 2nd, the Company entered into an agreement with KKE Licensing MI, LLC, to allow Gage to utilize certain licensing and branding owned by KKE in their operations. As part of this agreement, the Company granted KKE a total of 780,727 warrants, with 390,364 vesting on the agreement date of July 2nd, 2021, and 390,363 warrants vesting on July 2nd, 2022. The warrants have an exercise price equal to the closing market price of the shares as of closing on the day prior to issuance, which was $2.10 denominated in US dollars.
(b)	On August 31, 2021, the Company entered into a definitive arrangement agreement (“the Agreement”) with Terrascend Corp (“Terrascend”). Under the terms of the Agreement, Terrascend will acquire all issued and outstanding subordinate voting shares through a court-approved plan of arrangement under the Canada Business Corporations Act. Shareholders of Gage will receive .3001 of Terrascend common shares for each Gage Share (or equivalent) held.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on this Form 1-SA and has duly caused this semi-annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Toronto, Ontario, Canada, on September 28, 2021.

Gage Growth Corp.

September 28, 2021	By:	/s/ Fabian Monaco
Fabian Monaco, President and Director

Pursuant to the requirements of the Securities Act of 1933, this Form 1-SA has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Fabian Monaco	Chief Executive Officer and Director	September 28, 2021
Fabian Monaco

/s/ Bruce Linton	Chairman and Director	September 28, 2021
Bruce Linton

/s/ David Watza	Chief Financial Officer	September 28, 2021
David Watza

/s/ Michael Hermiz	Director	September 28, 2021
Michael Hermiz

/s/ Michael Finos	President (USA), EVP and Director	September 28, 2021
Michael Finos

/s/ Dr. Rana Harb, PhD, MBA	Director	September 28, 2021
Dr. Rana Harb, PhD, MBA

/s/ Richard Mavrinac	Director	September 28, 2021
Richard Mavrinac

ACKNOWLEDGEMENT ADOPTING TYPED SIGNATURES

The undersigned hereby authenticate, acknowledge and otherwise adopt the typed signatures above and as otherwise appear in this filing and Offering.

Signature	Title	Date

/s/ Fabian Monaco	President and Director	September 28, 2021
Fabian Monaco

/s/ Bruce Linton	Executive Chairman and Director	September 28, 2021
Bruce Linton

/s/ David Watza	Chief Financial Officer	September 28, 2021
David Watza

/s/ Michael Hermiz	Director	September 28, 2021
Michael Hermiz

/s/ Michael Finos	President (USA), EVP and Director	September 28, 2021
Michael Finos

/s/ Dr. Rana Harb, PhD, MBA	Director	September 28, 2021
Dr. Rana Harb, PhD, MBA

/s/ Richard Mavrinac	Director	September 28, 2021
Richard Mavrinac